Exhibit 99.1

GOLDEN STAR RESOURCES LTD.

Annual Information Form
For the Year Ended December 31, 2014

DATED: March 31, 2015

TABLE OF CONTENTS

ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM........................................................................	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION........................................................	3
Cautionary Note Regarding Mineral Reserves and Mineral Resources..............................................................................	5
Cautionary Note to U.S. Investors.......................................................................................................................................	5
CORPORATE STRUCTURE...............................................................................................................................................	6
GENERAL DEVELOPMENT OF THE BUSINESS..........................................................................................................	7
Overview of Golden Star.....................................................................................................................................................	7
Three Year History...............................................................................................................................................................	7
2012................................................................................................................................................................................	7
2013................................................................................................................................................................................	8
2014................................................................................................................................................................................	8
2015................................................................................................................................................................................	9
DESCRIPTION OF THE BUSINESS..................................................................................................................................	9
Gold Sales and Production..................................................................................................................................................	9
Gold Price History...............................................................................................................................................................	9
Business Strategy and Development...................................................................................................................................	10
Customers.......................................................................................................................................................................	10
Employees.......................................................................................................................................................................	10
Competition....................................................................................................................................................................	11
Seasonality......................................................................................................................................................................	11
Mining in Ghana..................................................................................................................................................................	11
Ghanaian Ownership and Special Rights.......................................................................................................................	11
Ghanaian Royalty............................................................................................................................................................	12
Ghanaian Corporate Tax.................................................................................................................................................	13
Environmental and Other Laws and Regulations...........................................................................................................	13
Corporate Social Responsibility.....................................................................................................................................	14
DESCRIPTION OF THE PROPERTIES...........................................................................................................................	15
Map of Operations and Properties.......................................................................................................................................	15
Golden Star Material Properties..........................................................................................................................................	15
Technical Reports...........................................................................................................................................................	16
Wassa Gold Mine............................................................................................................................................................	16
Bogoso Gold Mine..........................................................................................................................................................	21
Prestea Underground Project..........................................................................................................................................	28
Consolidated Mineral Resources and Mineral Reserve Estimations...................................................................................	33

Consolidated Mineral Resources....................................................................................................................................	33
Consolidated Mineral Reserves......................................................................................................................................	34
RISK FACTORS....................................................................................................................................................................	36
General Risks.......................................................................................................................................................................	36
Governmental And Regulatory Risks..................................................................................................................................	41
Market Risks........................................................................................................................................................................	43
DIVIDEND POLICY.............................................................................................................................................................	45
LEGAL PROCEEDINGS......................................................................................................................................................	45
CAPITAL STRUCTURE.......................................................................................................................................................	45
MARKET FOR GOLDEN STAR SECURITIES................................................................................................................	48
DIRECTORS AND OFFICERS............................................................................................................................................	48
Directors..............................................................................................................................................................................	49
Officers................................................................................................................................................................................	51
Cease Trade Orders, Bankruptcies, Penalties Or Sanctions................................................................................................	52
Conflict of Interest...............................................................................................................................................................	53
INTERNAL CONTROLS...................................................................................................................................................	53
AUDIT COMMITTEE..........................................................................................................................................................	53
Audit committee charter......................................................................................................................................................	53
Composition of the audit committee...................................................................................................................................	53
Relevant education and experience.....................................................................................................................................	53
Reliance on certain exemptions...........................................................................................................................................	53
Audit committee oversight..................................................................................................................................................	54
Pre-approval policies and procedures..................................................................................................................................	54
External auditor service fees...............................................................................................................................................	54
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS................................................	54
TRANSFER AGENT AND REGISTRAR...........................................................................................................................	54
MATERIAL CONTRACTS..................................................................................................................................................	54
INTEREST OF EXPERTS....................................................................................................................................................	54
ADDITIONAL INFORMATION..........................................................................................................................................	54
SCHEDULE “A”....................................................................................................................................................................	55

ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM
Unless specifically stated otherwise in this Annual Information Form:

•	all dollar amounts are in United States dollars;

•	information is presented as of December 31, 2014; and

•
references to “Golden Star”, the “Company”, “its”, “our” and “we”, or related or similar terms, refer to Golden Star Resources Ltd., its predecessors and consolidated subsidiaries, or any one or more of them, as the context requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Annual Information Form contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star and are based on expectations, estimates and projections as of the date of this Annual Information Form. Forward-looking information and statements include, but are not limited to information or statements with respect to: anticipated production and cash operating cost estimates; the receipt of environmental permits, including the approval of the environmental management plan (“EMP”) at Wassa (as defined below); the impact of losing our key customer; the impact of rain on our operations; the impact of Wassa underground mining operations on Wassa open pit mining operations and the impact of Wassa open pit mining operations on Wassa underground mining operations; mining methods and estimated recovery at the Wassa Underground (as defined below); required investments in mine infrastructure; anticipated commencement dates of mining and production; estimated costs and timing of the development of new deposits and sources of funding for such development; capital expenditures; government review of gold exploration areas; the mining laws, environmental laws and tax regime of Ghana; production capacity, rates and costs; estimated operating costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; completion, use and capacity of TSF2 (as defined below); potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources and the timing of such estimates; geological, environmental, community and engineering studies; the timing for completion and publication of feasibility studies at Wassa and Prestea Underground; exploration efforts and activities; timing for commencing or completing drilling; updates to resource models; identification of acquisition and growth opportunities; timing for completion of mining at Chujah; putting the refractory plant on care and maintenance and the timing thereof; timing for commencing and completing production at the oxide pits in Prestea South; payment of dividends; relationships with local stakeholder communities; the transformation of Golden Star into a lower cost producer and the timing thereof; and our ability to meet cash requirements.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performance or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under “Risk Factors”, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices;

•	losses or gains in mineral reserves and mineral resources from changes in operating costs and/or gold prices;

•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;

•	unexpected changes in business and economic conditions;

•	inaccuracies in mineral reserves and mineral resources estimates;

•	changes in interest and currency exchange rates;

•	timing and amount of gold production;

•	unanticipated variations in ore grade, tonnes mined and crushed or milled;

•	unanticipated recovery or production problems;

•	effects of illegal mining on our properties;

•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;

•	changes in metallurgy and processing;

•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;

•	changes in project parameters or mine plans;

•	costs and timing of development of mineral reserves;

•	weather, including drought or excessive rainfall in West Africa;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	acquisitions and joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	changes in regulatory frameworks or regulations affecting our operations, particularly in Ghana; where our principal producing properties are located;

•	local and community impacts and issues;

•	availability and cost of replacing mineral reserves;

•	timing of receipt and maintenance of government approvals and permits;

•	unanticipated transportation costs including shipping incidents and losses;

•	accidents, labor disputes and other operational hazards;

•	environmental (including reclamation) costs and risks;

•	changes in tax laws;

•	title issues;

•	competitive factors, including competition for property acquisitions;

•	possible litigation;

•	availability of capital at reasonable rates or at all;

•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and

•	changes to Golden Star’s mining licenses, including revocation.
Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this Annual Information Form, except in accordance with and as required by applicable securities laws.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES
Scientific and technical information contained in this Annual Information Form was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Project Development and Technical Services and Mitch Wasel, Vice-President, Exploration for Golden Star. Each of Dr. Raffield and Mr. Wasel is a “qualified person” (“QP”) as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information regarding the mineral properties mentioned in this Annual Information Form that are considered to be material mineral properties to the Company are set out under the heading “Description of the Properties - Golden Star Material Properties“.

CAUTIONARY NOTE TO U.S. INVESTORS
This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources have not demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

CORPORATE STRUCTURE
Golden Star Resources Ltd. was established under the Canada Business Corporations Act on May 15, 1992 as a result of the amalgamation of South American Goldfields Inc., a corporation incorporated under the federal laws of Canada, and Golden Star Resources Ltd., a corporation originally incorporated under the provisions of the Business Corporations Act (Alberta) on March 7, 1984 as Southern Star Resources Ltd. Concurrent with the amalgamation, the common shares of the Company were consolidated on a one-for-two basis. All references to “common shares” in this document mean the common shares of the Company after the amalgamation and the share consolidation. The fiscal year of the Company ends on December 31 of each year. Our principal and registered office is located at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9 Canada.
The following diagram depicts the organizational structure of Golden Star and its significant subsidiaries:

Golden Star Resources Ltd. (Canada)
Caystar Holdings (Cayman Islands) 100%
Bogoso Holdings (Cayman Islands) 100%
Wasford Holdings (Cayman Islands) 100%
Golden Star Exploration Holdings (Cayman Islands) 100%
Golden Star (Bogoso/Prestea) Limited (Ghana) 90%
Golden Star (Wassa) Limited (Ghana) 90%
Various Exploration Entities (West Africa & South America) 100%

GENERAL DEVELOPMENT OF THE BUSINESS
OVERVIEW OF GOLDEN STAR
Golden Star indirectly holds a 90% equity interest in Golden Star (Bogoso/Prestea) Limited (“GSBPL”) and Golden Star (Wassa) Limited (“GSWL”) (collectively, the “Foreign Operating Entities”), which respectively own the Bogoso open-pit gold mine (and satellite pits) (“Bogoso”) and the Wassa open-pit and underground gold mines (and satellite pits) (“Wassa”), and processing plants in Ghana. In addition, Golden Star has a 90% interest in the currently inactive Prestea underground mine (“Prestea Underground”) in Prestea, Ghana through GSBPL. Golden Star also holds gold exploration interests elsewhere in Ghana, in other parts of West Africa and in Brazil, South America.
Golden Star maintains oversight over the operations of the Foreign Operating Entities by electing the directors and appointing the officers of the Foreign Operating Entities, as well as removing such directors and officers from time to time. Golden Star, as the parent entity, holds the majority of the funds of the consolidated corporate group in its North American bank accounts. Golden Star generally provides funds to the Foreign Operating Entities as needed through intercompany loans and receives funds from the Foreign Operating Entities as loan repayments. In addition, Golden Star provides management and other services to the Foreign Operating Entities and is reimbursed for expenses and services.
Our objective is to transform the company into a lower cost non-refractory ore mining company through the development of our projects. In the near term, we are focused on reducing our operating costs and developing the Wassa Underground a("Wassa Underground") and Prestea Underground projects.
All our operations, with the exception of certain exploration projects, transact business in U.S. dollars and keep financial records in U.S. dollars. Our accounting records are kept in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our fiscal year ends December 31. We are a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and file disclosure documents with securities regulatory authorities in Canada and Ghana and with the SEC.
THREE YEAR HISTORY
2012
On May 17, 2012, the Company entered into certain definitive agreements to purchase an aggregate of $74.5 million of the principal outstanding under its 4.00% Convertible Senior Unsecured Debentures due November 30, 2012 (“Original Debentures”) by way of privately negotiated transactions with certain holders of Original Debentures. After purchasing and cancelling $74.5 million of Original Debentures, an aggregate of $50.5 million principal amount of Original Debentures remained outstanding. As consideration for purchasing $74.5 million of Original Debentures, on May 31, 2012, the Company issued an aggregate of approximately $77.5 million principal amount of 5.00% Convertible Senior Unsecured Debentures due June 1, 2017 (“Convertible Debentures”).
On July 25, 2012, the Company announced continued drilling success at the Wassa main pit (“Wassa Main”) and added three drilling rigs to the program.
On September 14, 2012, the Company redeemed $6.13 million of its Original Debentures by way of a privately negotiated transaction initiated by a certain holder of Original Debentures.
On October 15, 2012, the Company updated its exploration activities at its Wassa mine in Ghana. The addition of three contractor rigs at the end of July 2012 enabled the Company to accelerate drilling beneath the current Wassa pit designs. The Company completed an additional 49 drill holes in the third quarter of 2012 totaling 16,485 meters (“m”) comprising approximately 67% HQ sized drill core and 33% reverse circulation (“RC”).
On November 30, 2012, the Company redeemed the remaining $44.37 million of its Original Debentures.
On December 13, 2012, the Company announced the relocation of its head office from Denver, Colorado to Toronto, Ontario. In connection with the relocation of its head office, the Company announced that Tom Mair and Roger Palmer would resign as the Chief Executive Officer and Chief Financial Officer of the Company, respectively. Tom Mair was replaced as Chief Executive Officer of the Company by Samuel Coetzer effective January 1, 2013. Samuel Coetzer was also appointed to the Company’s board of directors (the “Board”) effective December 14, 2012. Roger Palmer was replaced as Chief Financial Officer of the Company by Jeffrey Swinoga effective January 7, 2013. In addition, Timothy Baker was appointed as the new Chairman of the Board.

2013
On March 21, 2013, the Company filed a NI 43-101 compliant technical report for Wassa that culminated from the Company updating its proven and probable mineral reserves and mineral resources estimates as at December 31, 2012. The Company increased its mineral reserves at Wassa by 85% to 1.47 million ounces of contained gold, relative to December 31, 2011.
On April 30, 2013, the Company announced that drilling at Wassa Main continued to show encouraging results. From September 1, 2012 to March 31, 2013, the Company drilled an additional 194 holes for 70,332 m drilled. Drilling in the first quarter of 2013 alone amounted to 89 holes covering 32,863 m.
On June 11, 2013, the results of a positive feasibility study, prepared by an independent party SRK Consulting (UK) Ltd. (“SRK”), to develop its Prestea Underground West Reef project in Ghana (“West Reef”) using mechanized mining techniques were disclosed. The Prestea Underground Feasibility Study estimated the project would produce an average of 66,000 ounces of gold per annum over its six year production life, with steady-state production of approximately 80,000 ounces per annum for four of those years.
Effective as of the second quarter of 2013, the Company transitioned from preparing its financial statements in accordance with U.S. generally accepted accounting principles to preparing its financial statements in accordance with IFRS as issued by the International Accounting Standards Board.
On July 30, 2013, the Company closed a US$50 million secured medium term loan facility (the “Ecobank Loan I”) with Ecobank Ghana Limited (“Ecobank”), a pan-African full service bank, who acted as sole lender and arranger to the Company. The Ecobank Loan I has a term of 60 months from the date of initial drawing and is secured, among other things, against GSWL’s existing plant, machinery and equipment. The interest rate will be three month LIBOR + 9%, per annum, payable monthly in arrears. Payment of interest and principal commences six months following the first drawdown.
On November 7, 2013, the Company announced a 45% increase in gold ounces of Wassa Main’s indicated mineral resource as at September 30, 2013. The indicated mineral resources at Wassa Main increased to 46.4 million tonnes (“Mt”) with an average grade of 1.75 grams of gold per tonne (“g/t Au”) for 2.6 million ounces and are inclusive of mineral reserves. This is a 28% increase in grade and a 13% increase in tonnes over the indicated mineral resources as at December 31, 2012.
2014
On January 9, 2014, the Company announced the appointment of Daniel Owiredu to the position of Chief Operating Officer of the Company.
On January 30, 2014, the Company reported that the Wassa drilling program identified significant grades and widths of mineralization 250 m to the south of previously known mineralization at Wassa. Further, step out drilling confirmed that the Wassa mineral body is open down plunge.
On February 10, 2014, the Company announced its proven and probable mineral reserves and mineral resources as of December 31, 2013. The Company’s mineral reserves declined to 3.9 million ounces from depletion and a lower gold price assumption of $1,300 per ounce (“/oz”). The Company’s measured and indicated mineral resources declined to 6.4 million ounces with lower gold price assumption of $1,400/oz.
On February 21, 2014 the Company announced the approval and adoption by the Board of a new by-law relating to advance notice to the Company in certain circumstances where nominations of persons for election to the Board are made by shareholders of the Company (the “Advance Notice By-law”). The purposes of the Advance Notice By-law are to (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the proposed director and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote on director nominees after having been afforded reasonable time for appropriate deliberation.
On March 18, 2014, the Company announced that Jeffrey Swinoga would resign as Executive Vice President and Chief Financial Officer of the Company effective April 7, 2014. André van Niekerk, the Company’s Vice President and Controller, was appointed Executive Vice President and Chief Financial Officer effective April 7, 2014.
On April 3, 2014, the Company announced that the Wassa drilling program had confirmed that high grade mineralization at Wassa continued down plunge at 450 m south of the Wassa ore body. Moreover, infill drilling showed wide zones of significant grades between existing high grade drill intercepts. The Company also announced that a contract for a preliminary economic assessment of underground mining at Wassa (“Wassa Underground PEA”) was awarded to SRK.
On July 23, 2014, the Company filed a final short form base shelf prospectus permitting it to offer and sell from time to time certain securities for up to an aggregate offering price of $250 million in one or more transactions during the 25-month period that such short form base shelf prospectus, including any amendments thereto, remains effective.

On July 30, 2014, the Company announced an update on its exploration activities at Wassa. The Company reported that step out drilling continued to delineate wide zones of high grade gold mineralization, while infill and directional drilling continued to confirm high grade zones between existing drill holes.
On September 10, 2014, the Company announced that GSWL had entered into agreement with Ecobank regarding an additional $25 million secured medium term loan facility (“Ecobank Loan II”). The Ecobank Loan II is repayable within 60 months of the initial drawdown period, with interest payable monthly at three month LIBOR plus 11%. GSWL paid Ecobank a transaction fee of 2.5% of the Ecobank Loan II.
On September 15, 2014, the Company announced the results of the Wassa Underground PEA. Highlights of the Wassa Underground PEA, assuming a gold price of $1,300/oz, included an internal rate of return of 129% and an estimated net present value at 5% of $350 million. The Board decided to commence a Feasibility Study and the construction of a development decline in 2015 with production decisions dependent on obtaining the necessary permits and environmental approvals.
On October 22, 2014, the Company filed the Wassa Underground PEA.
On November 13, 2014, the Company announced the results of its preliminary economic assessment with respect to the West Reef resources of Prestea Underground (the “Prestea West Reef PEA”). The Prestea West Reef PEA is based on the development of a non-mechanized mining operation at the West Reef. Highlights of the Prestea West Reef PEA, assuming a gold price of $1,200/oz, include an internal rate of return of 72% and a net present value at 5% of $121 million.
On December 4, 2014, the Company announced that in light of the power supply deficit in Ghana, the Company had agreed to support the Ghanaian Energy Commission's load shedding plan for December by reducing its net power consumption from the national grid.
On December 18, 2014, the Company filed the Prestea West Reef PEA.
2015
On March 26, 2015, the Company announced the results of its feasibility study on the development of an underground mining operation at its currently operating Wassa open pit mine in Ghana. The Wassa Feasibility Study estimates the project will produce an average of 163,000 ounces of gold per annum over its nine year production life with average cash operating costs of approximately $780 per ounce.
On March 26, 2015, the Company announced its proven and probable mineral reserves and mineral resources as of December 31, 2014. The Company’s mineral reserves are now 1.9 million ounces at a gold price assumption of $1,200/oz. The Company’s measured and indicated mineral resources increased to 6.6 million ounces at a gold price assumption of $1,400/oz.

DESCRIPTION OF THE BUSINESS
GOLD SALES AND PRODUCTION
We produced 260,788 ounces of gold in 2014 and 330,806 ounces of gold in 2013. Currently, the majority of our gold production is shipped to a South African gold refinery which arranges for the sale of our gold. Our gold is sold in the form of doré bars that average approximately 90% gold by weight with the remaining portion being silver and other metals. The sales price is typically based on the London P.M. fix on the day of shipment to the refinery.

GOLD PRICE HISTORY
The price of gold is volatile and is affected by numerous factors all of which are beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation, fluctuation in the relative values of the U.S. dollar and foreign currencies, changes in global and regional gold demand, and the political and economic conditions of major gold-producing countries throughout the world.

The following table presents the high, low and average London P.M. fixed prices for gold per oz on the London Bullion Market over the past ten years.

Year	High	Low	Average	Average Price Received by Golden Star
2005	537	411	445	446
2006	725	525	603	607
2007	841	608	695	713
2008	1,011	713	872	870
2009	1,213	810	972	978
2010	1,421	1,058	1,225	1,219
2011	1,895	1,319	1,572	1,565
2012	1,792	1,540	1,670	1,662
2013	1,694	1,192	1,411	1,273
2014	1,385	1,142	1,266	1,201

BUSINESS STRATEGY AND DEVELOPMENT
Our business and development strategy is focused primarily on the exploration, development and operation of gold properties in Ghana, including the development of the Wassa Underground and Prestea Underground projects. We also pursue gold exploration activities in South America and other countries in West Africa.
We acquired the Bogoso property and began operating its mines and carbon-in-leach (“CIL”) processing plant in 1999. In 2001, we acquired the Prestea property located adjacent to the Bogoso property. In early 2002 GSBPL acquired a 45% interest in the Prestea Underground property, and since then our interest increased to 90% as a result of subsequent exploration and maintenance expenditures incurred on the property.
In late 2002, we acquired Wassa and constructed the Wassa processing plant, which began commercial operation in April 2005. In July 2007, we completed construction and development of the Bogoso refractory plant.
The refractory operation at Bogoso will be suspended and placed on care and maintenance when the current pits at Bogoso are mined out in late 2015. This is in keeping with the Company's strategy of lowering the cash operating cost per ounce by focusing future mining and processing on non-refractory ore types which require lower processing costs than refractory ores.
In late 2014, SRK was awarded the contract to prepare the Wassa Open Pit and Underground feasibility study to determine the economic viability of an underground mine beneath the Wassa pit. The Wassa feasibility study envisions an underground mine that will operate in conjunction with the existing open pit mine for approximately nine years.
The Company’s long-term objective is to continue the growth of its mining business through the appropriate development of low operating cost projects. In the near term, the Company is focused on reducing its operating costs and developing the Wassa Underground and Prestea Underground projects.

Customers
Gold can be readily sold on numerous markets throughout the world and its market price can be readily ascertained at any time. Because there are a large number of gold purchasers, the Company is not economically dependent upon the sale of gold to any one customer.
Currently the majority of our gold production is shipped to a South African gold refinery. The refinery arranges for sale of the gold on the day it is shipped from the mine site and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenues.

Employees
As of December 31, 2014, Golden Star, including our majority-owned subsidiaries, had approximately 1,726 full time employees and approximately 160 contract employees, for a total of 1,886, a 10.7% decrease from the approximately 1,923 full time and 189 contract employees at the end of 2013.

Competition
Our competitive position depends upon our ability to successfully and economically explore, acquire, develop and operate new and existing gold properties. Factors that allow gold producers to remain competitive in the market over the long term include the quality and size of ore bodies, cost of operation, and the acquisition and retention of qualified employees. We compete with other mining companies in the acquisition, exploration, financing and development of new mineral properties. There is significant competition for a limited number of gold acquisition and exploration opportunities. We also compete with other mining companies for skilled mining engineers, mine and processing plant operators and mechanics, mining equipment, geologists, geophysicists and other experienced technical personnel.

Seasonality
All of our operations are in tropical climates that experience annual rainy seasons. Ore output from our surface mining operations can be reduced during wet periods. Our mine plans anticipate periods of high rain fall each year. Exploration activities are generally timed to avoid the rainy periods to ease transportation logistics associated with wet roads and swollen rivers.

MINING IN GHANA

Ghanaian Ownership and Special Rights
Ghana is situated on the west coast of Africa, approximately 600 kilometers (“km”) north of the Equator on the Gulf of Guinea. Accra, the capital city of Ghana, is located almost exactly on the Prime Meridian. The former British colony changed its name from the Gold Coast to Ghana on achieving independence on March 6, 1957. Ghana is now a republic with a population of approximately 25 million people and a democratically elected government. English remains the official and commercial language.
The total land area of the country is approximately 238,000 square km and the topography is relatively flat. Ghana has a tropical climate with two rainy seasons and two dry seasons each year. The natural vegetation in the Western Region where Golden Star has its two operations is moist tropical forest, now found only in forest reserves, with a majority of the land converted to agricultural pursuits.
The Ghanaian legal system is generally modelled after and based on the British common law. The laws of Ghana include the Constitution, national laws passed by Parliament (or under authority granted by Parliament) and the common law of Ghana. The common law of Ghana includes customary rules which apply to particular communities in Ghana and which may or may not be consistent with the Constitution or a specific national law.
During the time in which we have carried out mining operations at Wassa and Bogoso, Ghana has generally been a politically and economically stable country. Further, in our experience, Ghanaian customs do not materially impact the Company’s operations in Ghana.
The Constitution of Ghana vests title in every mineral in its natural state to the Government of Ghana. The exercise of any mineral right in the form of reconnaissance, exploration or exploitation of any mineral in Ghana requires an appropriate licence or mineral right to be issued by the Government of Ghana acting through the Minister responsible for Lands and Natural Resources. The Minister responsible for Lands and Natural Resources administers, promotes and regulates Ghana’s mineral wealth through the Minerals Commission, a governmental organization designed in accordance with the Minerals Commission Act 1993 (Act 450) which came into effect in 1993 and the Minerals and Mining Act of 2006, which came into effect in March 2006 (“2006 Mining Act”).
Pursuant to the 2006 Mining Act, a number of regulations were passed in 2012 to clarify and implement provisions of the 2006 Mining Act. These regulations relate to matters such as licensing, local content, technical issues, mineral right holding costs, mine support services and payment of compensation to persons impacted by mining operations.
A corporate body duly registered in Ghana can apply to the Minerals Commission for a renewable exploration license granting exclusive rights to explore for a particular mineral in a selected area for an initial period not exceeding three years. When exploration has successfully delineated a mineral reserve, an application may be made to the Minerals Commission for conversion to a mining lease, granting a company the right to produce a specific product from the concession area, normally for a period of 20 to 30 years or a lesser period that may be agreed upon with the applicant.
Once a licence or mineral right is issued to an entity by the Government of Ghana, Ghanaian mining laws prevent that licence or mineral right from being transferred, assigned or mortgaged by the licensee or mineral right holder without the prior written approval of the Government of Ghana. The Ghana Minerals Commission is also required to maintain a public register of all applications, grants, variations, transfers, suspensions and cancellations of such licences or mineral rights. Official searches may be conducted in the public register to obtain information regarding any licence or mineral right granted by the Government of Ghana.
The Company has obtained from the Government of Ghana: (i) two mining leases over Bogoso dated August 21, 1987 and August 16, 1988, each for a term of 30 years, subject to renewal; and (ii) three mining leases over Wassa. The first lease dated 17th September, 1992 is for a term of 30 years, subject to renewal. The two other leases are both dated December 31, 2012, for a term of 6 years, subject to renewal.

With respect to Wassa and Bogoso, in addition to mining leases, the Company requires the following permits, licences or other regulatory approvals to be able to carry out business operations in Ghana: (i) environmental permits; (ii) approved environmental management plans and environmental certificates; (iii) reclamation bonds and approved reclamation plans; (iv) water usage permits; (v) business operating permits; (vi) licences to export, sell or dispose of minerals; (vii) permits/licences to retain a specified percentage of mineral export proceeds for purposes of debt servicing, dividend payment to foreign shareholders and acquisition of plant and machinery for the mining project; (viii) permits to operate foreign exchange retention accounts with a trustee bank; and (ix) immigration quotas to employ a specified number of non-Ghanaians to work on mining projects.
In connection with prior financing transactions, the Company has obtained title opinions in respect of its material mineral properties. In addition, the Company relies on its in-house tenement officers and the services of local experts to ensure that its operating subsidiaries in Ghana comply with all applicable legal and regulatory requirements relating to the ownership and operation of its material mineral properties and assets in Ghana.
The 2006 Mining Act requires that any person who intends to acquire a controlling share of the equity of any mining company that has been granted a mineral right, must first give notice of its intent to the Government of Ghana and also obtain its consent prior to acquiring a controlling share.
Under the 2006 Mining Act, the Government of Ghana holds a 10% free-carried interest in all companies that hold mining leases. The 10% free-carried interest entitles the Government to a pro-rata share of future dividends. The Government has no obligation to contribute development capital or operating expenses. GSBPL and GSWL owe $565.5 million and $80.0 million, respectively, to Golden Star or its subsidiaries as of December 31, 2014, for past advances and interest on these advances, and these amounts would be repaid before payment of any dividends to the Government of Ghana.
Under the 2006 Mining Act, the Government of Ghana is empowered to acquire a special or golden share in any mining company. The special share would constitute a separate class of shares with such rights as the Government and the mining company might agree. Though deemed a preference share, it could be redeemed without any consideration or for a consideration determined by the mining company and payable to the holder on behalf of the Government of Ghana.
In the absence of such agreement, the special share would have the following rights:

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it would carry no voting rights but the holder would be entitled to receive notice of, and to attend and speak at, any general meeting of the members or any separate meeting of the holders of any class of shares;

•	it could only be issued to, held by, or transferred to the Government of Ghana or a person acting on behalf of the Government;

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the written consent of the holder would be required for all amendments to the organizational documents of the company, the voluntary winding-up or liquidation of the company, or the disposal of any mining lease, or the whole or any material part of the assets of the company;

•	it would not confer a right to participate in the dividends, profits or assets of the company or a return of assets in a winding up or liquidation of the company; and

•	the holder of a special share may require the company to redeem the special share at any time for no consideration or for a consideration determined by the company.
GSBPL and GSWL have not issued, nor to date been requested to issue, a special share to the Government of Ghana. To Golden Star's knowledge, for as long as Golden Star has been operating in Ghana, no mining company has been requested to issue a special share.
The Government of Ghana has a pre-emptive right to purchase all gold and other minerals produced by mines in Ghana. The purchase price would be agreed by the Government of Ghana and the mining company, or the price established by any gold hedging arrangement between the company and any third party approved by the Government, or the publicly quoted market price prevailing for the minerals or products as delivered at the mine or plant where the right of pre-emption was exercised. The Government of Ghana has agreed to take no pre-emptive action pursuant to its right to purchase gold or other minerals so long as mining companies sell gold in accordance with certain procedures approved by the Bank of Ghana. The Company sells its gold in compliance with these procedures.

Ghanaian Royalty
Ghanaian law sets mineral royalties at a flat rate of 5% of mineral revenues. The Company incurred royalty expense of $16.5 million and $23.4 million in 2014 and 2013, respectively.

Ghanaian Corporate Tax
The corporate income tax rate for 2014 has been consistent with 2013, however in 2012 the Government increased the corporate income tax rate from 25% to 35% of taxable income for mining companies. Additionally, the use of capital allowances (tax depreciation) was changed in 2012 to be deductible at a flat rate of 20% over a five year period instead of an 80% deduction in the year that the capital spending was incurred and the majority of the remaining 20% deductible over the following two years.
During 2012, the Government enacted new tax regulations that would disallow expenditures from one mining area as a deduction from revenues in a separate mining area belonging to the same company in determining the company’s taxable income for tax purposes.
In 2012, the Government of Ghana announced its intent to introduce a 10% windfall profit tax on mining companies in 2013. As a result of the decline in spot gold prices during 2013 the Government of Ghana suspended its implementation of the proposed windfall profit tax. However if gold prices increase, the Government of Ghana may proceed with its plan to implement the proposed 10% windfall profit tax.
In 2011, the Government established a tax stability renegotiation team to review the existing tax stability agreements of some major mining companies operating in Ghana. While our mines do not have tax stability agreements, it is not clear at this time if the tax stability renegotiation team will review our Deeds of Warranty which specify certain tax agreements for our properties.

Environmental and Other Laws and Regulations
In the various jurisdictions where we operate, all phases of our exploration, project development, and operations are subject to environmental laws and regulations. These laws and regulations may define, among other things, air and water quality standards, waste management requirements, and closure and rehabilitation obligations. In general, environmental legislation is evolving to require more strict operating standards, more detailed socio-economic and environmental impact assessments for proposed projects, and a heightened degree of accountability for companies and their officers, directors, and employees for corporate social responsibility, and health and safety. Changes in environmental regulations, and the way they are interpreted by the regulatory authorities, could affect the way we operate, resulting in higher environmental and social operating costs that may affect the viability of our operations.
Environmental matters in Ghana, including those related to mining, fall primarily under the oversight of the Environmental Protection Agency (“EPA”), with some primary responsibilities lying with the Minerals Commission. The EPA has Acts and Regulations that govern, among other things, environmental and socioeconomic impact assessments and statements, environmental management plans, emissions to the environment, environmental auditing and review, and mine closure and reclamation, to which our operations are subject. Additional provisions governing surface land use are provided in the Minerals and Mining Act, 2006, and Minerals and Mining Regulations, 2012.
We note a continuing trend toward substantially increased environmental requirements and evolving corporate social responsibility expectations in Ghana, including the requirement for more permits, analysis, data gathering, community hearings, and negotiations than have been required in the past for both routine operational needs and for new development projects. The trend to longer lead times in obtaining environmental permits has reached a point where we are no longer able to accurately estimate permitting times for our planning purposes. The increases in permitting requirements could affect our environmental management activities including, but not limited to, new projects, tailings storage facilities, water management, and rehabilitation and closure planning implementation at our mines.
Our mining, processing, development, and mineral exploration activities are also subject to various laws governing prospecting, development, production, taxes, labor standards, occupational health and safety, land rights of local people and other matters. New rules and regulations may be enacted or existing rules and regulations may be modified and applied in a manner that could have an adverse effect on our financial position and results of operations.
We use hazardous chemicals in our gold recovery activities, and thus generate environmental contaminants that may adversely affect air, land and water quality. To mitigate these effects, we have established objectives to achieve regulatory requirements in all of our exploration, development, operation, closure, and post-closure activities so that our employees, the local environment, and our stakeholder communities are protected and that the next land use contributes to the sustainability of the local economy. In order to meet our objectives, we:

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educate our managers so that they are committed to creating a culture that makes social and environmental matters an integral part of short-term and long-term operations and performance management systems;

•	work with our employees so they understand and accept environmental and social policies and procedures as a fundamental part of the business;

•	signed and publicly stated our support for the UN Global Compact and completed our commitments that are provided in our communications on progress;

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establish, and continue to improve, operating standards and procedures that aim to meet or exceed requirements in relevant laws and regulations, the commitments made in our environmental impact statements, environmental and socioeconomic management plans, rehabilitation and closure plans, and any international protocols to which we are a signatory;

•	incorporated environmental and human rights performance requirements into relevant contracts;

•	provide training to employees and contractors in environmental matters;

•	regularly prepare, review, update, and implement site-specific environmental management and rehabilitation and closure plans;

•	work to progressively rehabilitate disturbed areas in conformance with the site-specific environmental management and rehabilitation and closure plans;

•	consult local communities and regulators to provide us with input on our environmental management policies and procedures;

•	regularly review our environmental performance;

•	complete our resettlement projects in accordance with the International Finance Corporation Performance Standard 5 on land acquisition and involuntary resettlement; and

•	publicly report our social, health, safety and environmental performance.
Rehabilitation activities were ongoing at both Wassa and Bogoso during 2014 aiming to reduce some of the long-term liabilities. In 2014, GSBPL officially applied to obtain certificates of final completion for 19 backfilled pits, 5 pit lakes, and 12 reclaimed waste rock dumps, covering 112 hectares of land. Following the required statutory time frames, as defined by the reclamation security agreement, on January 21, 2015, these sites were deemed as achieving final completion. Our ongoing rehabilitation includes re-profiling waste dumps, capping reactive rock with compacted oxide material, topsoil spreading, and planting for both slope stabilization and long-term rehabilitation. Our consolidated reclamation expenditures totaled $3.6 million, $5.7 million and $6.2 million in 2014, 2013 and 2012 respectively. We believe all our operations in Ghana are currently in substantial compliance with all environmental requirements.

Corporate Social Responsibility
In keeping with our health, safety and well-being, environmental, and community relations and human rights policies, we strive at all times to conduct our business as a responsible corporate citizen. We believe our ongoing success in Ghana depends on our continuing efforts to build good relations with our local stakeholder communities, and by reviewing broader stakeholder comments and addressing stakeholder concerns in our developing projects and ongoing operational activities. We believe our success as an employer, as a neighbor, and as an important part of the local and national economy is furthered by contributing to the diversification of the local economy with initiatives such as our Golden Star Oil Palm Plantation ("GSOPP") and by our support of community-driven improvement projects through our Golden Star Development Foundation (the "Foundation"). During 2014, the Foundation worked with our local Community Mine Consultation Committees to fund and sponsor several community-driven projects including public toilets, community centres, the delivery of medical supplies to clinics, and scholarships for local students. In addition to the works of the Foundation, in 2014 Golden Star commenced a new partnership with Deutsche Gesellschaft für Internationale Zusammenarbeit (GIZ) [German Development Corporation] and the Ghana Health Service. Under the new health stewardship partnership, the private-public partners brought free health screening clinics to our catchment communities, with an extensive outreach that was applauded by the community and the National Minister for Health, who graced the program launch. In 2014 the health stewardship program provided health screening tests for 940 people, breast cancer screening for 2,499 women (in collaboration with the Golden Star Ladies Clubs), and access to National Health Insurance services for 1,546 people.
GSOPP continued to advance during 2014 and production from the 923 hectares of palm oil trees continues to increase, as do the incomes of the farmers (up 40% from 2013 as palms reach maturity). Golden Star also supports a skills training program for stakeholders aimed at local economic development. The Golden Star Skills Training and Employability Program ("GSSTEP") continued in 2014. Within the broader GSSTEP program, in 2013 we initiated and in 2014 we continued a Community Youth Apprenticeship Programme (“CYAP”) at our Wassa site, which offers selected local residents a one-year attachment within the Company. The pilot project enrolled 44 young people (34 male and 10 female) from 15 catchment communities in disciplines ranging from welding and drill rig maintenance, to fixing plant, heavy equipment, and pump operations. As a result of CYAP, local graduates will be better positioned to fill skilled employment vacancies within the Company to further boost local hiring. Fifteen of the 2013 graduates are currently employed by the Company or our contractors.
In our efforts to promote transparency in governance, we continue to work with the Extractive Industry Transparency Initiative, and throughout 2014 we published our payments to the Government of Ghana (e.g. Ghana taxes, royalties, fees). We furthered our work in human rights and against discrimination by way of a training program within Golden Star and with a review of our supply chains and we then completed actions to improve knowledge within the supply chain and Golden Star. In 2014 we also commenced a program in respect of the training and awareness of our security forces, including sub-contracted military personnel, in the Voluntary Principles of Security and Human Rights.
Our commitment to the development of our stakeholder communities demonstrates Golden Star’s dedication to Ghana and to sharing the success of our operations with our local communities. As we continue to expand our community development programs, we integrate more local people and communities into our economic development and outreach programs, assisting the Western Region of Ghana to achieve its full potential within the broader Ghana development.

DESCRIPTION OF THE PROPERTIES

MAP OF OPERATIONS AND PROPERTIES
The map below show the locations of Bogoso, Prestea, Wassa, Pampe, Hwini-Butre, Benso and Mampon concessions in Ghana, Golden Star’s material properties are described in further detail below.

GOLDEN STAR MATERIAL PROPERTIES
The technical and scientific information in this Annual Information Form has been prepared under the supervision of, or reviewed by, Dr. Martin Raffield and Mr. Mitch Wasel, each of which is a QP under NI 43-101, and an officer of the Company.

Technical Reports
Unless otherwise stated, the information in this section in respect of Wassa, Bogoso and Prestea Underground is based upon the following technical reports (collectively, the “Technical Reports”):

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Wassa - "43-101 Technical Report on a Preliminary Economic Assessment of the Wassa open pit and underground project in Ghana" effective date October 30, 2014 and filed on October 22, 2014 and prepared by SRK under the supervision of Mike Beare, Neil Marshall, Chris Bray, Dr. John Willis and S. Mitchel Wasel, each of whom is a “qualified person” for the purposes of NI 43-101 (the "Wassa Underground PEA"); and

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Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013 and filed on March 14, 2014 and prepared by SRK under the supervison of Richard Oldcorn, Chris Bray, Dr. John Arthur and Yan Bourassa, each of whom is a “qualified person” for the purposes of NI 43-101 (the "Bogoso Technical Report"); and

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Prestea Underground - “NI 43-101 Technical Report on Preliminary Economic Assessment of Shrinkage Mining of the West Reef Resource, Prestea Underground Mine, Ghana" effective date December 18, 2014 and filed on December 18, 2014 and prepared by Dr. Martin P. Raffield and S. Mitchel Wasel, each of whom is a “qualified person” for the purposes of NI 43-101 (the "Prestea West Reef PEA").

The Technical Reports have been filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

Wassa Gold Mine

Project Description and Location
Golden Star, through its subsidiary GSWL, owns 90% of and operates the Wassa mining lease, obtained from the Government of Ghana on December 31, 2012, for a term of six years, subject to renewal (the “Wassa Lease”), and the CIL processing plant in the Western Region of Ghana. Wassa includes several open-pit mines, a 2.7 million tonne per annum Plant, a tailings storage facility, equipment repair shops and ancillary facilities, including an administration building, a warehouse, a maintenance shop, an 8 megawatt stand-by power generating facility and an employee residential complex. The Company has been mining the Wassa open pits since commissioning the processing plant in 2005. Mining is currently at Wassa Main, which is within 500 m of the Plant. Exploration and development drilling below the Wassa Main has been ongoing since late 2011.
The Wassa complex is located near the village of Akyempim in the Wassa East District in the Western Region of Ghana. It is 62 km north of the district capital, Daboase, and 40 km east of Bogoso. It is located 80 km north of Cape Coast and 150 km west of the capital Accra. The main access to the site is from the east, via the Cape Coast to Twifo-Praso road, then over the combined road-rail bridge on the Pra River. There is also an access road from Takoradi in the south via Mpohor. Wassa Main itself is located in the Wassa Lease within the Subri Akyempim Concession, which covers an area of 57 square km.
In late 2014, SRK was awarded the contract to prepare the Wassa Open Pit and Underground feasibility study to determine the economic viability of an underground mine beneath the Wassa pit. The Wassa feasibility study envisions an underground mine that will operate in conjunction with the existing open pit mine for approximately nine years.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
Wassa Main is currently an operating open pit mine approximately 1.2 Mt of total material per month, with the required services, infrastructure, and community support already in place. The following are relevant to the assessment of resources and infrastructure:

•	access is via the public road network that extends on to the mine complex;

•	electricity and water are available;

•	surface infrastructure in the area consists of a variety of government, municipal, and other roads with good overall access;

•	processing will be carried out at the Wassa processing plant;

•	tailings will be stored in the current tailing storage facility and the new TSF2, which was permitted in 2013;

•	waste rock generated at the site will be placed in extensions to existing waste dumps, near the Wassa open pit, with a new expansion to be permitted in 2015; and

•	the extensive history of mining in Ghana provides opportunities to obtain skilled underground mine workers.

The climate in the project area is classified as wet semi-equatorial. The Inter Tropical Convergence Zone crosses the area twice a year, resulting in a bi-modal rainfall pattern, with peaks in March to July and September to October. During the dry season months of November to February, the climate is heavily influenced by the dry, dust-laden, northwest trade wind, known locally as the Harmattan, which blows from the Sahara desert.
Analysis of available rainfall data, obtained from the Ateiku Meteorological survey (1944 to 2009) indicates that the average annual rainfall is 1,996 [± 293] millimetres (“mm”). The wettest month of the year is generally June, with an average rainfall of about 241[ ± 85] mm, whilst January is the driest month of the year with an average rainfall of about 31 [± 35] mm.
Under such climatic conditions surface mining operations can continue year round with short breaks during storms, most of which are short-lived and may be experienced throughout most of the year. Underground mining operations will not be directly affected by storms because storm water management infrastructure is in place at surface to divert runoff from mine accesses.
The project area is characterized by gently rolling hills with elevations up to 1,000 m and 1,100 m, incised by an extensive drainage network. The area comprises tropical rainforest and is relatively wet, with many low lying swampy areas. Extensive subsistence farming occurs throughout the area, with plantain, cassava, pineapple, maize, and cocoyam being the principal crops. Some small scale cultivation of commercial crops is also carried out, with cocoa, teak, coconuts and oil palm being the most common. Wet and moist evergreen forest types of Western Ghana are the natural vegetation types in the concession area. The natural vegetation has been degraded by earlier logging activities, and past and present farming activities, and now largely comprises broken forest, secondary-forest, farmland and abandoned farmland, with upland type re-growth with swamps in some valley areas. Forests patches are present on the steep slopes and in areas unsuitable for agriculture.

History

Wassa
The Wassa area has witnessed several periods of local small scale and colonial mining activity from the beginning of the 20th century and mining of quartz veins and gold bearing structures are evident from the numerous pits and adits covering the Wassa Lease area.
From 1988, the property was operated as a small scale mining operation with a gravity gold recovery circuit by a Ghanaian company, Wassa Mineral Resources Limited (“Wassa MRL”). In 1993, Wassa MRL was looking for a capital partner to further develop the mining lease, and invited the Irish companies Glencar Exploration Limited (“Glencar”) and Moydow Ltd. (“Moydow”) to visit the concession. Following this visit, Satellite Goldfields Limited (“SGL”) was formed between Wassa MRL, Glencar and Moydow. The mining lease, which is valid for a 30 year period expiring in 2022, was assigned by Wassa MRL to SGL.
Extensive satellite imagery and geophysical interpretations were carried out, which identified a strong gold target (>1 g/t Au). Exploration drilling commenced in February 1994, and by March 1997 a total of 58,709 m of RC and diamond drilling (“DD”) had been completed. In September 1997, consulting engineers Pincock, Allen and Holt completed a feasibility study, which determined a proven and probable mineral reserve of 17.6 Mt at 1.7 g/t Au, for a total of 932,000 contained ounces of gold. The reporting code, and key assumptions and parameters used to report this are not known and a QP has not done sufficient work to classify this historical estimate as a current mineral resource or mineral reserve. Hence, the Company is not treating the historical estimate as a current mineral resource or mineral reserve. Construction of Wassa Main was initiated in September 1998 after Glencar secured a $42.5 million debt-financing package from a consortium of banks and institutions.
Wassa Main was originally developed as a 3 million tons per annum (“Mtpa”) open pit heap leach operation with a forecasted life of mine (“LoM”) gold production of approximately 100,000 ounces per annum. The first material from the pit was mined in October 1998. After approximately one year of production, it became evident that the predicted heap leach gold recovery of 85% could not be achieved, mainly due to the high clay content of the resource and poor solution management. After a number of attempts to improve the recovery, including increased agglomeration and doubling the leach solution application rate, it was concluded that the achievable gold recovery by heap leach was between 55% and 60%. The combined effect of the lower than planned gold recovery and lull in the gold price at the time resulted in Glencar not being able to service debt to its creditors. In early 2001, the creditors together with Glencar decided to sell the project to recover some of the accumulated debt. Mining was stopped at the end of October 2001 and irrigation of the heap leach with cyanide solution continued until March 2002, after which rinsing of the heaps with barren solution continued until August 2002.
When the secured senior creditors exercised security over the project in 2001, the project was put up for sale and the Company was invited, amongst other parties, to conduct due diligence on the operation. In November 2001, negotiations were started to acquire the Wassa assets. As part of a final due diligence on the resources, Golden Star undertook a structural evaluation and drilling program between December 2001 and April 2002. Upon completion of the acquisition of Wassa Mine by the Company, a further exploration program was undertaken. Both of these exploration programs formed part of a feasibility study that was completed in July 2003, which demonstrated the economic viability of reopening and expanding the existing open pits, and processing the material through a conventional CIL circuit. Wassa has been operating as a conventional CIL milling operation since late April 2005.

Geological Setting
Wassa lies in the Birimian Province of the West African Precambrian Shield, within the southern portion of the Ashanti Greenstone Belt along the eastern margin of the belt within a volcano-sedimentary assemblage located at proximity to the Tarkwaian basin contact. The eastern contact between the Tarkwaian basin and the volcano-sedimentary rocks of the Sefwi group is faulted, but the fault is discrete as opposed to the western contact of the Ashanti belt where the Ashanti fault zone can be several hundred meters wide. Deposition of the Tarkwaian sediments was followed by a period of dilation and the intrusion of late mafic dykes and sills.
The lithologies of the Wassa assemblage are predominantly comprised of mafic to intermediate volcanic flows which are interbedded with minor horizons of volcaniclastics, clastic sediments such as wackes and magnetite rich sedimentary layers, most likely banded iron formations intercalated with mudstones. The volcano-sedimentary sequence is intruded by syn-volcanic mafic intrusives and felsic porphyries. The magnetic signature of the Ashanti belt is relatively high in comparison to the surrounding Birimian sedimentary basins such as the Kumasi basin to the west of the Ashanti belt and the Akyem Basin to the East.
Rock assemblages from the southern area of the Ashanti belt were formed between a period spanning from 2,080 to 2,240 million years, with the Sefwi Group being the oldest rock package and the Tarkwa sediments being the youngest. The Ashanti belt is host to numerous gold occurrences, which are believed to be related to various stages of the Eoeburnean and Eburnean deformational event. Structural evidences and relationships observed in drill core and pits at Wassa would suggest the mineralization to be of Eoeburnean timing while other known deposits in the southern portion of the Ashanti belt such as Bogoso, Benso and Hwini Butre are considered to be of Eburnean age.

Exploration
In addition to the drilling (as described below), extensive exploration work has been conducted on and around the Wassa Lease. Previously, several airborne and ground geophysical surveys consisting of aero-magnetics and radiometrics were conducted. The geophysical surveys targeted geochemical anomalies which had previously been identified following multiple stream and soil geochemical sampling programs, which are described below for each concession.
Modern exploration programs on the Wassa Lease began in the early 1990s with satellite imagery and geophysical surveys which identified geophysical lineaments and anomalies over small scale and colonial mining areas. Stream and soil geochemistry sampling programs were conducted over the geophysical anomalies and identified two linear gold in-soil anomalies.
Exploration drilling commenced in February 1994, and by March 1997, a total of 58,709 m of RC and DD had been completed. In September 1997, consulting engineers Pincock, Allen and Holt completed a feasibility study. Only minimal exploration work was conducted by SGL between the completion of the feasibility study in 1997 and the 2001 bankruptcy.
In March 2002, Golden Star started an exploration program consisting mainly of pit mapping and drilling below the pits to test the continuity of mineralization at depth. Exploration drilling resumed in November 2002 under Golden Star with the aim to increase the quoted reserves and resources for the feasibility study which was completed in 2003.
Simultaneous with the resource drilling program, which targeted resource increases in the pit areas, Golden Star also undertook grass roots exploration along two previously identified mineralized trends. The 419 area was located south of the main pits and the South-Akyempim anomaly was a soil target which had never been previously drilled and was located west of the main pits. Deep auger campaigns were also undertaken in the Subri forest reserve which is located in the southern portion of the Wassa Lease.
In March and April 2004, a high resolution helicopter geophysical survey was carried out over the area comprising the Wassa Lease and surrounding prospecting and reconnaissance licenses. Five different survey types were conducted, namely: Electromagnetic, Resistivity, Magnetic, Radiometric and Magnetic Horizontal Gradient. The surveys consisted of 9,085 km of flown lines covering a total area of 450 square km. The geophysical surveys identified several anomalies with targets being prioritized on the basis of supporting geochemical and geological evidence.
The exploration program in 2005 continued to focus on drill testing anomalies identified by the airborne geophysical survey as well as infill drilling within the pit area. Drilling is carried out by a combination of DD, RC and reverse air blast (“RAB”) techniques.

The following years were subject to more infill and resource definition drilling in the pit areas at Wassa until the 2011 exploration program was undertaken, at which point a shift toward drilling deep high grade targets below the pits became the main focus of the exploration programs.

Mineralization
The Wassa mineralization is subdivided into a number of domains, namely; F Shoot, B Shoot, 242, South East, Starter, 419, Mid East and Dead Man’s Hill. Each of these represents discontinuous segments of the main mineralized system. The South Akyempim (“SAK”) deposits are located approximately 2 km to the southwest of the Wassa Main deposit on the northern end of a well-defined mineralized trend parallel to the Wassa Main trend. The mineralization is hosted in highly altered multi-phased greenstone-hosted quartz-carbonate veins interlaced with sedimentary pelitic units. The SAK mineralization is subdivided into a number of domains as well, SAK 1, 2 and 3.
Mineralization within Wassa Main is structurally controlled and related to vein densities and sulphide contents. The mineralization generally consists of broadly tabular zones containing dismembered and folded ribbon-like bodies of narrow quartz vein material. Three vein generations have been distinguished on the basis of structural evidence, vein mineralogy, textures and associated gold grades.

Drilling
Drilling is carried out by a combination of DD, RC and RAB techniques. In general the RAB method is used at early stages for follow up to soil geochemical sampling and during production for testing contacts and mineralization extensions around the production areas and has a maximum drilling depth of around 30 m. The RC drilling is used as the main method for obtaining suitable samples for mineral resource estimation and is carried out along drill lines spaced between 25 and 50 m apart along prospective structures and anomalies defined from soil geochemistry and RAB drilling results. RC drilling is typically extended to depths in the order of 100 to 125 m. The DD method is used to provide more detailed geological data and in those areas where more structural and geotechnical information is required. Generally the deeper intersections are also drilled using DD and, as a result, most section lines contain a combination of RC and DD drilling.
RC and DD drilling were carried out in double shifts and during every shift a Golden Star geologist was on site to align the drill rig and check the drill head dip and azimuth. Downhole surveying was conducted using a Single Shot Camera (“SSC”), for RC and DD holes at the bottom of holes exceeding 30 m depths and then taken progressively every 30 m up hole. The SSC recorded the dip and azimuth for each of the surveys on a film image, this image was validated and recorded by the Company geologists or was recorded by a Reflex survey instrument and captured in the database as well as being filed in the respective drillhole file folders on site.
Drilling depths at Wassa Main have generally been less than 250 m but with the discovery of higher grades below Wassa Main in late 2011 hole depths have increased. In the first-half of 2014, two gyro survey instruments were utilized to resurvey several of the deeper holes. In total 153 holes, drilled during 2012 to 2014 were resurveyed. The gyro survey readings were conducted every 10 m both in and out of the hole and the values were then averaged. The 153 gyro surveyed holes were updated in the database and subsequently used for the resource estimates. The gyro surveys showed that there was some deviation in the holes below 250 m drilled depth. Deviations varied from location to location depending on drill orientation with a general tendency for the hole to steepen and swing to the north.

Sampling and Analysis
Sample preparation on site is restricted to core logging and splitting. The facilities consist of enclosed core and coarse reject storage facilities, covered logging sheds and areas for the splitting of RC and RAB samples. Sub-sampling of RC and RAB samples is carried out using a Jones Riffle splitter.
Sampling is typically carried out along the entire drilled length. For RC drilling, samples are collected every 1 m. Where DD holes have been pre-collared using RC, the individual 1 m RC samples are combined to produce 3 m composites which are then sent for analysis. Should any 3 m composite sample return a significant gold grade assay, the individual 1 m samples are then sent separately along with those from the immediately adjacent samples.
DD samples are collected, logged and split with a diamond rock saw in maximum 1 m lengths. The core is cut according to mineralization, alteration or lithology. The core is split into two equal parts along a median to the foliation plane using a core cutter. The sampling concept is to ensure a representative sample of the core is assayed. The remaining half core is retained in the core tray, for reference and additional sampling if required.

RC sampling protocols were established in 2003. The composite length of 3 m has been established to allow a minimum of at least two composites per drillhole intersection based on experience from exploration drilling and mining. The hangingwall and footwall intersections can generally be easily recognised in core from changes in pyrite content and style of quartz mineralization.
RAB samples are collected and bagged at 1 m intervals. As the samples are generally smaller in size than the RC samples, 3 m composites are prepared by shaking the samples thoroughly to homogenise the sample, before using the PVC tube to collect a portion of the three individual 1 m samples. After positive results from the 3 m composites, the individual 1 m samples are split to approximately 2 to 3 kilograms and then submitted to the laboratory for analysis.

Security of Samples
Samples are collated at the mine site after splitting and then transported to the primary laboratory for the completion of the sample preparation and chemical analysis. Exploration samples are trucked by road to the laboratories in Tarkwa.
Sample security involves two aspects, namely maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples, and rendering active tampering of samples as difficult as possible.
The transport of samples from site to the laboratory is by road using a truck dispatched from the laboratory. As the samples are loaded they are checked and the sample numbers are validated. The sample dispatch forms are signed off by the driver and a company representative. The sample dispatch dates are recorded in the sample database as well as the date when results are received.
No specific security safeguards have been put in place by the Company to maintain the chain of custody during the transfer of core between drilling sites, the core library, and sample preparation and assaying facilities. Core and rejects from the sample preparation are archived in secure facilities at the core yard and remain available for future testing.

Mineral Resources and Reserve Estimates

See "Consolidated Mineral Resources and Mineral Reserve Estimation" section.

Mining Operations
The Wassa feasibility study, which will be published in the second quarter of 2015, considers continued mining of the Wassa open pit in combination with underground mining of economic mineralization.
The mining method used at the Wassa open pit is a conventional excavator and truck method typical for this type and style of gold mineralization. Drilling and blasting of ore and waste is conducted over bench heights of 6 m and explosives are delivered to the hole by the manufacturer. Oxide or weathered ore is generally only required to be lightly blasted and in some areas can be excavated as ‘free dig’. Hydraulic excavators are used to achieve selectivity, and in conjunction with good blasting practice, mine to a 3.0 m flitch height. Broken rock is loaded to 95 t capacity off highway haul trucks to a stockpile or to the waste dump.
The development of the underground mine will be carried out in conjunction with the existing open pit mining operation. A twin decline system will be driven from within the north east wall of the current open pit down to the high-grade zone beneath the bottom of the final pit. A longhole open stoping method will be used to mine the ore body dipping at about 65 degree to the west. In the upper areas, a longitudinal mining layout is envisioned using waste rock fill while deeper down in the main part of the ore body, a tranverse primary-secondary system using cemented rockfill will be utilized.
Gold recovery is achieved at Wassa through the use of conventional CIL technology. The CIL plant has a nominal design capacity of 3.5 Mtpa, which was historically achieved using a feed blend of 45% fresh and 25% oxide ore and 30% reclaimed spent heap leach material. In the LOM plan, the annual feed rate is 2.7Mtpa on 100% fresh ore.
There are two tailings facilities that will accommodate the anticipated tailings production, with the existing facility referred to as “TSF1” and a new facility in the design phase referred to as “TSF2”.
TSF1 is located northwest of the plant site at the head of a southerly draining valley, immediately adjacent to and then over some pre-existing leach pads. The TSF1 facility has been raised in stages with the first stage being constructed in 2004. Tailings are currently distributed via a 450 mm diameter high-density polyethylene pipeline, which runs around the perimeter of the structure. Discharge occurs through a series of 30 mm diameter plastic spigots, which are attached to the main perimeter pipeline at approximately 10 m intervals. This distribution method controls the beach angle around the perimeter of the TSF1 and ensures that ponding is minimised for effective drainage. A supernatant pond currently exists in the north of the TSF1 area as beaches slope away from the main embankment. Deposition occurs around the entire periphery to control the position of the supernatant pond.
The construction and operation of TSF2 was permitted by the EPA in 2013. The environmental permit has issued included the caveat that the facility be lined. Therefore, the facility is being re-designed to incorporate the change and the revised design will then be submitted to the regulatory authorities. To make way for the TSF2 construction, the resettlement of the Togbekrom and surrounding hamlets was required. This has been completed in accordance with the approved resettlement action plan and residents are now in their new accommodation adjacent to the community of Ateiku.
An Environmental Certificate has been issued to GSWL and GSWL’s EMP for 2010 to 2013 has been approved by the EPA. An EMP to cover 2014 to 2017 was submitted to the EPA within the required time. Comments were received from the EPA and the revised EMP submitted to the EPA in June 2014. GWSL was invoiced for the EMP permit and certificate, an indication of overall acceptance of the EMP. The EPA issued further comments on the finalized EMP to align the standard of EMPs within Ghana. This process is well advanced and a recent audit by the EPA noted that the mine was in compliance for this aspect.

Exploration and Development
The main focus of Exploration at Wassa from 2012 to 2014 has been the delineation and expansion of the high grade mineralized zone below the Wassa pit. In 2014 the Company has been conducting deep drilling utilizing between two to four drill rigs. In July 2014 an updated resource model was completed which is the basis for the 2014 resource and reserve statements as well as the model used for the Wassa underground feasibility study. An environmental and socioeconomic impact assessment for the Wassa expansion project is underway in accordance with the laws of Ghana.

Bogoso Gold Mine

Project Description and Location
Golden Star, through its subsidiary GSBPL, owns 90% of and operates the Bogoso Prestea mine and two processing plants located along the Ashanti Trend in western Ghana, approximately 35 km northwest of the town of Tarkwa. Bogoso and Prestea are adjoining mining concessions that together cover approximately 40 km of strike along the southwest-trending Ashanti gold district.
The mine employs conventional excavator and truck open pit mining methods. Ore is hauled from the pits to the processing plants. Equipment and facilities include the nominal 1.5 million tonne per annum non-refractory processing plant, the nominal 3.5 million tonne per annum refractory processing plant, a fleet of haul trucks, loaders, drills and mining support equipment. In addition, there are numerous ancillary support facilities including warehouses, maintenance shops, roadways, administrative offices, an employee residential complex, a water supply system, a stand-by 12 megawatt power plant, a medical clinic, tailings storage facility and a water treatment plant. Electric power is available from the Ghana power grid.
Golden Star acquired Bogoso and its non-refractory processing plant in 1999. The Prestea property was acquired in 2001. In July 2007, Golden Star completed construction and development of the Bogoso refractory processing plant.
Ore for the Bogoso refractory processing plant is mined at the Bogoso North and Chujah pits located a few kilometres north of the refractory processing plant. The non-refractory plant was refurbished during the last quarter of 2011.
Mining at the Bogoso North pit has been completed in the first quarter of 2015. The refractory operation at Bogoso will be suspended and placed on care and maintenance when the Chujah pit is mined out in late 2015. This is in keeping with the Company's strategy of lowering the cash operating cost per ounce by focusing future mining and processing on non-refractory ore types which require lower processing costs than refractory ores.
The non-refractory processing plant will continue to process reclaimed tailings until the introduction of new oxide feed from the Prestea South area in the fourth quarter of 2015.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
The climate is tropical with mean daily temperatures varying between 25°C to 35°C. There are two rainy seasons, one from April to June and then a minor rainy season in October and November. During December to February, wind blows from the north and frequently brings dust from the Sahara. The south west of Ghana receives the highest rainfall in the region. In the concession areas, the humidity is high all year round and rainfall averages 2,030 mm annually.

Wet and moist evergreen forest types of Western Ghana are the natural vegetation types in the concession area. The natural vegetation has been degraded by earlier logging activities, and past and present farming activities, and now largely comprises broken forest, secondary-forest, farmland and abandoned farmland, with upland type re-growth with swamps in some valley areas.
Takoradi is Ghana’s second port after Tema (Accra) and is capable of handling large cargo ships and provides storage, bonded warehouses and customs and excise facilities for the majority of the mining equipment shipped to the goldfields of Ghana.
Bogoso is located on the main road from Tarkwa to Kumasi and there is a paved road between Bogoso and Prestea. The property has paved road access to Accra, Tarkwa and the major port at Takoradi. There are airports at Kumasi and Takoradi, which provide daily services to the International Airport at Accra.
The topography of the area within which the GSBPL assets are located is characterized by a series of northeast-southwest trending sub-parallel ridges. The altitude in the valleys where the main population centres occur is around 100 m above sea level. The mineralization tends to occur on the western slopes of the ridges with the intervening valleys occupied by farming communities and seasonal streams.
Local population centres are Bogoso Town north of the Bogoso concession and Prestea Town in the centre of the Prestea concession. Power is supplied from the Ghana national grid with appropriate backup capacity provided by diesel generators at Bogoso.

History

Mampon, Abronye and Opon
The first recorded work in the Mampon area was in 1929 when maps of the Dunkwa area were produced as part of a soil and stream sediment sampling campaign. In the mid 1930s, the Ghanaian Geological Survey mapped the area as part of an extensive investigation of the volcanic-sedimentary boundary between Prestea and Obuasi. Gold exploration is also recorded from this time, although no production records exist. Work at Aniamote in the south of the concession during the 1930s included the digging of trial pits and shafts which revealed auriferous quartz vein and wall rocks over a strike length of 250 m.
Very little information is available for the area between 1940 and the early 1980s. In 1988, BHP obtained the prospecting license for the Dunkwa concession and conducted regional scale geochemical and Very Low Frequency - Electromagnetic (“VLF-EM”) surveys which located the deposits at Mampon, Abronye and Adiokrom. Follow up detailed geochemical and VLF-EM surveys were then conducted and six diamond drillholes explored the extent of the Abronye deposit.
BHP gave up its interest in the concession in the early 1990s and it was taken over by Sikaman Gold Resources Ltd, which subsequently sold its rights to Birim Goldfields Inc. (“BGI”) in 1994. Bogoso Gold Limited (“BGL”) entered into a joint venture with Hemlo Gold Mines Inc. (“HGM”) who committed to a Cdn.$7 million exploration programme over four years. HGM gave up its joint venture rights in 1999, at which point some 4,500 m of trenching, 10,100 m of RC drilling and 8,500 m of DD had been carried out across the concession. During this period, the consultants Watts, Griffis and McOuat completed an independent technical review of the projects and produced an indicated and inferred mineral resource estimate totaling 1.6 Mt at 3.2 g/t Au of oxide material and a further 1.4 Mt at 1.4 g/t Au of fresh material at Mampon and Abronye combined. The reporting code and key assumptions and parameters used to report this mineral resource are not known and a QP has not done sufficient work to classify this historical estimate as a current mineral resource or mineral reserve. Hence, the Company is not treating the historical estimate as a current mineral resource or mineral reserve.
In 1999, Ashanti Goldfields became a joint venture partner and exploration continued for a further three years with 84 RC holes (5,300 m) and 26 DD (5,500 m) being drilled on the Mampon deposit. In 2002, Resource Services Group completed a technical review of an Ashanti pre-feasibility study and produced an inferred mineral resource estimate of 1.5 Mt at 4.75 g/t Au for oxide, transition and fresh horizons combined at Mampon. The reporting code and key assumptions and parameters used to report this mineral resource are not known and a QP has not undertaken sufficient work to classify this historical estimate as a current mineral resource or mineral reserve and the Company is not treating the historical estimate as current mineral resources or mineral reserves.
In 2003, the properties were acquired from BGI by Golden Star.
Bogoso North and Marlu
Marlu Gold Mining Areas Limited (“MGMAL”) explored for gold and operated a medium scale open pit and underground mining operation from 1935 to 1955. Surface gold mineralization was systematically explored utilizing trenching and shallow adits driven across strike. Deeper exploration, well below the depth of oxidation, was conducted on the Marlu deposits, where underground workings extended approximately 250 m below the surface. In 1935, MGMAL commenced mining oxide ore from a series of open pits extending from Bogoso North to Buesichem. During the period 1935 to 1955, MGMAL processed between 0.36 and 0.45 Mtpa of ore yielding 35,000 to 51,000 oz per year. During the 15 year period of mining (the mine was shut down for the duration of World War II), 6.9 Mt of ore with a recoverable grade of 4.1 g/t Au was processed through the plant generating about 0.9 Moz of gold. The average grade of the Marlu tailings is approximately 1.0 g/t Au, therefore, the RoM feed to the plant averaged around 5.0 g/t Au. Marlu also mined a small amount of ore from underground at Bogoso North. The Marlu mining operation terminated in 1955.
The 30 year period between the closure of the Marlu mining operations in 1955, and the acquisition of the Bogoso concession by Denison Mines Limited, a Canadian company, in early 1986 only saw sporadic exploration activities. These activities included the sampling of old adits and two separate drilling programs, one by the State Gold Mining Corporation (“SGMC”) and the other by the United Nations Development Program.
In 1986, Canadian Bogoso Resources Limited, a Ghanaian company, commenced exploration on the Bogoso concession. Exploration between 1986 and 1988 outlined potential for development of mining operations on the concession. Included as part of this work was drilling of the Marlu tailings, dewatering and sampling of the Marlu underground workings to a depth of about 100 m, DD beneath the old open pits, adit sampling and trenching at Chujah, Dumasi, Dumasi North, and Beposo.
Golden Star acquired the Bogoso concession in 1999, and since that time has operated a nominal 1.5 Mtpa CIL processing plant to process oxide and other non-refractory ores (termed the Bogoso non-refractory plant). In 2001, Golden Star acquired the Prestea property located adjacent to the Bogoso property and mined surface deposits at Prestea from late 2001 to late 2006. In July 2007, GSBPL completed construction and development of a nominal 3.5 Mtpa processing facility at Bogoso Prestea that uses BIOX® technology to treat refractory sulphide ore.
Chujah, Dumasi, Ablifa and Buesichem
Gold was first commercially mined at the Bogoso property in the early 20th century. Notably, in 1935, MGMAL started commercial scale mining of high-grade oxide material from a series of open pits extending south from Bogoso North to Buesichem, just south of the Bogoso property. MGMAL also mined a small amount of material from underground at Bogoso North, Marlu and Bogoso South and was still mining the Buesichem pit when it shut down its operations in 1955. According to BGL’s records, during its 20 year period of operating from 1935 to 1955, MGMAL produced over 900,000 oz of gold at an average recovered grade of 3.73 g/t Au.
Billiton Plc (“Billiton”), now known as BHP Billiton Limited, then part of the Royal Dutch Shell Group, took control of the Bogoso property in the late 1980s and its initial feasibility study established a “mineable reserve” of 5.96 Mt with a mean grade of 4.0 g/t Au, of which 461,000 t (or less than 8%) comprised oxidised material and the remainder fresh (sulphide) material. The reporting code and key assumptions and parameters used to report this mineral resource are not known and a QP has not done sufficient work to classify this historical estimate as a current mineral resource or mineral reserve. Hence, the Company is not treating the historical estimate as current mineral resources or mineral reserves. The feasibility study forecast gold recoveries of 83% from sulphide ore and 78% from oxide ore and estimated a stripping ratio (waste:ore) of 5.6:1. The construction of a mining and processing facility was completed in 1991, the latter comprising a conventional CIL circuit to treat the oxidised material at a rate of 1.36 Mtpa and a flotation, fluidized bed roasting, and CIL circuit with a design capacity of 0.9 Mtpa. However, Billiton encountered operation difficulties with the fluidized bed roaster, as a result of which the operation was then focussed solely on the oxide ore. The resulting standalone CIL plant had a capacity of approximately 2 Mtpa and on-going exploration was successful in delineating further ore thereby prolonging the mine life.
Mining and exploration at Prestea has been ongoing since 1873. During the majority of this period, the work was concentrated around the Prestea Village area with the development of the underground operation and a small open pit at Plant North in the north of the Prestea concession. In 1994, JCI Limited (“JCI”) took over the Prestea Underground operation and carried out exploration and feasibility studies in the area immediately north and south of the mine infrastructure.
Beta Boundary, Bondaye and Tuapim
Before 2001, little, if any work was carried out in the Bondaye and Tuapim areas. Exploration sampling was carried out over the Beta Boundary deposit immediately to the north. In June 2001, Golden Star was awarded the surface rights for the Prestea concession and commenced a programme of detailed stream and outcrop geochemical sampling over the entire concession. The results from this work led to the recognition of potential exploration targets in the Bondaye and Tuapim areas and RAB drilling commenced in 2003. There are no historical (Pre-2004) mineral resource estimates for the Bondaye and Tuapim deposits.

Geological Setting
The Bogoso-Prestea properties lie within the southern portion of the Ashanti Greenstone Belt along the western margin of the belt. Rock assemblages from the southern area of the Ashanti belt were formed between a period spanning from 2,080 to 2,240 Ma with the Sefwi Group being the oldest rock package and the Tarkwa sediments being the youngest. The Ashanti belt is host to numerous gold occurrences, which are believed to be related to various stages of the Eoeburnean and Eburnean deformational events.
The geology of the Bogoso-Prestea mine site is divided into three main litho-structural assemblages, which are fault bounded and steeply dipping to the west, which suggests that the contacts are structurally controlled and that the litho structural assemblages are unconformable. These packages are from the eastern footwall to the western hanging wall, the Tarkwaian litho-structural assemblage, the tectonic breccia assemblage composed of sheared graphitic sediments and volcanic flows which is commonly referred to as the Main Crush Zone (“MCZ”), and the last assemblage is composed of sedimentary units of the Kumasi basin which is located to the west of the Ashanti fault zone.
The Asikuma and Mansiso licenses host the Opon, Mampom and Aboronye deposits; structural setting controlling the style of mineralization is similar for all three deposits. Both concessions are underlain by north-northeast trending metasedimentary rocks of the Kumasi basin, including coarse-grained wackes, mudstones and argillites, interpreted to represent turbiditic sedimentary sequences. Discontinuous mafic to intermediate metavolcanic rocks occur in the footwall of the main shear zones. These lithologies have been subjected to intense compressional deformation and lower-greenschist facies metamorphism. Mineralization at Mampon and Aboronye is associated with pyrite and arsenopyrite dissemination within the wallrock surrounding the quartz veins and within the quartz veins themselves. Veins range from narrow stringers to robust quartz bodies up to 4 m in width. The veining is also suggested to be associated with north-northwest striking splays or oblique shears close to their intersection with a major north south trending shear zone. Mampon is modeled over a 1 km strike length while the Aboronye deposit is modeled over 700 m along strike.
Gold mineralization between Marlu and Bogoso North is restricted to a narrow graphitic fault zone characterised by low gold tenors. The Bogoso North deposit consists of two splays of the MCZ; a quartz vein dominated hanging wall splay, and a highly graphitic footwall structure. The two splays of the MCZ at Bogoso North extend for approximately 500 m along strike and range in true width from 5 to 15 m. Gold mineralization at Bogoso North dips moderately to the northwest at 40 to 50º. The mineralization is modelled over a 2 km strike at Bogoso North and an additional 2.7 km to a depth of some 300 m. Bogoso North gold mineralization is associated with either quartz veins or graphitic cataclasites.
The Chujah/Dumasi area comprises both Birimian and Tarkwaian lithologies, separated by a deformation corridor referred to as the central structural corridor or tectonic breccia. The tectonic breccia is characterized by an anastomosing network of faults and imbricated fault slices. The thickness of the main shear zone ranges from a few m to over 50 m in true width. The combined length of Chujah and Dumasi is some 3 km along strike and the deposit has been modelled to a vertical depth of 500 m.
The Ablifa deposits are situated on the Ashanti Trend. Mineralization occurs within a narrow north-east striking corridor, in which mineralization dips predominantly to the northeast at angles ranging between 50º and 70º. The deposit is modelled over a strike length of 4.3 km and to a maximum vertical depth of 250 m.
In the vicinity of the Buesichem deposit the MCZ appears to encroach on the Birimian - Tarkwaian contact, whereas this contact is typically 250 to 300 m east of the MCZ on the Bogoso concession. In the Buesichem pit the eastern high wall is composed of a phyllite unit which, has been interpreted as Tarkwaian. The deposit is modelled over a 1.3 km strike length and to a maximum depth of 500 m.
Locally, mineralization at Beta Boundary, Bondaye and Tuapim is characterised by lode gold mineralization, which typically contains non-refractory, free milling gold associated with arsenopyrite. Oxidation of the upper layers of the deposits is extensive and in places can reach tens of m in depth. Beta Boundary is modelled over a 4 km strike length and to a depth of 450 m, whilst Bondaye is modelled over a 1.3 km strike and Tuapim over 2 km. Bondaye and Tuapim are modelled to a maximum vertical depth of 150 m.

Exploration

Bogoso-Prestea
In 2007, Golden Star contracted Geotech Airborne Geophysical Surveys (“GEOTECH”) to run a VTEM survey which they flew over the entire project area. The total drill production up to end of 2013 stands at 89,216 m of RAB, 141,115 m of RC and 195,133

m of DD drilling. A number of targets were generated from the VTEM survey and a drilling program was embarked upon in 2009 ending in 2011 resulting in some 22,475 m of RC and 93,425 m of DD drilled over a total of 230 RC and 364 diamond holes over the various deposits.
Mampon-Abronye
Golden Star entered into an agreement with BGI in 2003 to acquire the Asikuma and Mansiso concessions. Golden Star took over ownership of the concession following the agreement and undertook exploration activities which included auger sampling, regolith mapping, RAB, RC and DD.
In 2006, a baseline environmental monitoring study as part of the environmental impact assessment for the Mampon project was conducted. Community consultations for the Mampon project were conducted throughout the various exploration programs. With the dating of the original study in 2012, Golden Star commenced a new environmental and socioeconomic impact assessment for the Mampon project. This is now well advanced. Agreements have been reached with the land-owners, including an effective moratorium over the project site.
In 2007, Golden Star contracted GEOTECH to run a VTEM survey over both concessions. A total of 17 RC holes, 30 DD holes and 4 geotechnical holes were drilled at Mampon over the years by BGI and Golden Star for a total of 7,454 m of drilling.
In 2013 Golden Star completed 35 holes totaling 3,551 m. This drilling consisted of sterilization drilling of proposed waste dump foot prints as well as additional infill metallurgical sampling holes. The results of the drilling were used to update the Mampon feasibility study. In 2014, Golden Star was offered and in early 2015 paid the Minerals Commission for the conversion of the Asikuma PL to a Mining Lease.
Pampe
Golden Star conducted soil geochemistry programs followed by shallow and deep auger programs over previously identified anomalies. Several phases of RAB drilling were conducted over the anomalous soil and auger geochemical targets which were followed by extensive RC and DD programs, a total of 36,010 m of RC and DD has been achieved to date by Golden Star.

Mineralization
The deposits are located on the 250 km long northeast southwest trending Ashanti Belt, a Paleoproterozoic granitoid-greenstone assemblage of southwest Ghana. These greenstone belts and dividing sedimentary basins were formed and deformed during the Eoeburnean and Eburnean orogeny. The Prestea-Bogoso area occurs at the southern termination of the Ashanti Belt, where the gold deposits, mined or under exploration, are localised principally along a steep to subvertical major crustal structures referred to as the Ashanti trend. The principal structures are graphitic shear zones and mineralized fault filled quartz veins which occur only at Prestea.
The Bogoso-Prestea section of the Ashanti Trend shows a range of mineralization styles associated with graphitic shear zones, which represent the principal displacement zone of a regional-scale shear zone that defines the mineral belt. These styles include laminated quartz vein deposits containing free gold, highly deformed graphitic shear zones containing disseminations of arsenopyrite as the principal gold bearing phase (e.g. Buesichem, Chujah-Dumasi and Bogoso North) and disseminations of sulphides in mafic/intermediate volcanic rocks generally found in the footwall of the main shear zone.
The Bogoso-Prestea deposits can be classified as a lode gold deposits or orogenic mesothermal gold deposits, which are the most common gold systems found within Archean and Paleoproterozoic terrains. In the West African shield, orogenic gold deposits are typically underlain by geology considered to be of Eburnean age and are generally hosted by volcano-sedimentary sequences. The Ashanti belt is considered prospective for orogenic mesothermal gold deposits and hosts numerous other lode gold deposits such as the Obuasi mine.
At Bogoso-Prestea, gold mineralization exhibits a strong relationship with major shear zones, fault zones and second order structures. Three types of mineralization have been identified at Prestea, which are both characterised as mesothermal gold mineralization:

•	Arsenopyrite-pyrite rich graphitic shear zones;

•	Fault-fill quartz veins along fault zones and second order structures, which typically contains non-refractory, free milling gold; and

•
Disseminated mineralization associated with brecciated zones of iron-rich footwall volcanic lenses, which are characterized by finely disseminated arsenopyrite-pyrite rich and silicified replacement zone.

The graphite rich shear-hosted and volcanic hosted mineralization types are refractory and generally lower grade in comparison to fault-filled quartz vein hosted mineralization type.
The weathering profile at Bogoso-Prestea is deep and typically results in extensive surface oxidation of bedrock, to a depth of up to one hundred m. Generally, the weathering profile typically consists of a lateritic surface, a saprolitic horizon, a transitional zone and a deeper primary sulphide zone.

Drilling
Drilling is carried out by a combination of DD, RC and RAB techniques at the GSBPL operations. In general, the RAB method is used at early stages as a follow up to soil geochemical sampling and during production for testing contacts and deposit extensions around the production areas and has a maximum drilling depth of around 30 m. RC drilling is used as the main method for obtaining suitable samples for mineral resource estimation and is carried out along drill lines spaced between 25 and 50 m apart along prospective structures and anomalies defined from soil geochemistry and the RAB drilling results. RC drilling is typically extended to depths of around 150 m. The DD method is used to provide more detailed geological data and in those areas where more structural and geotechnical information is required. Generally the deeper intersections are also drilled using DD and, as a result, most section lines contain a combination of RC and DD drilling.
With over 5,000 holes drilled and over 400,000 m of drilling conducted on the various deposits, the continued production and grade control drilling is providing appropriate reconciliation with the original drilling. The interpretation of the relevant results is directly related to the wireframe modelling used for the purpose of defining the volume of material used for the mineral resource volume.
All drillhole data is verified by GSBPL staff and independently by consultants and there are no recovery or survey factors which are considered to materially impact the accuracy and reliability of the results.

Sampling and Analysis
For all drilling programs in Ghana, Golden Star follows a standardised approach to drilling and sampling. Sampling is typically carried out along the entire drilled length. For RC drilling, samples are collected every 1 m. Where DD holes have been pre-collared using RC, the individual 1 m RC samples are combined to produce 3 m composites which are then sent for analysis. Should any 3 m composite sample return a significant gold grade assay, the individual 1 m samples are then sent separately along with those from the immediately adjacent samples.
DD samples are collected, logged and split with a diamond rock saw in maximum 1 m lengths. Detailed logging of the core is done by an appropriate qualified geologist at the core shed, recording colour, lithology, alteration, weathering, structure and mineralization. The core is cut according to mineralization, alteration or lithology. The sampling concept is to ensure a representative sample of the core is assayed. The remaining half core is retained in the core tray, for reference and additional sampling if required.
Sample assays are performed at either SGS in Tarkwa or TWL which is also based in Tarkwa. Golden Star has used both laboratories and regularly submits quality control samples to each for testing purposes. Both laboratories are independent of Golden Star and are currently in the process of accreditation for international certification for testing and analysis.
SG determinations were carried out by Golden Star and are measured on representative core samples from each drill run which ensures representative data across all rock types irrespective of gold grade. SG is measured at the core facility using a water immersion method. Each sample is weighed in air, then coated in wax and weighed in air and immersed in water.
Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data, and to ensure that it is of sufficient quality for inclusion in the subsequent mineral resource estimates. Quality control measures include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity. Appropriate documentation of quality control measures and analysis of quality control data are an integral component of a comprehensive quality assurance program and an important safeguard of project data.
The field procedures implemented by Golden Star are comprehensive and cover all aspects of the data collection process such as surveying, drilling, core and RC cuttings handling, description, sampling and database creation and management. At GSBPL, each task is conducted by appropriately qualified personnel under the direct supervision of a qualified geologist. The measures implemented by Golden Star are considered to be consistent with industry best practice.

Security of Samples
Sample preparation on site is restricted to core logging and splitting, which is carried out by Golden Star. The facilities consist of enclosed core and coarse reject storage facilities, covered logging sheds and areas for the splitting of RC and RAB samples. Core samples are logged geologically and geotechnically on-site prior to being split. Core is halved using a diamond saw and bagged by Golden Star for collection by representatives of the analytical laboratory. Sub-sampling of RC and RAB samples is carried out using a Jones Riffle splitter.
Samples are collated at the mine site after splitting and then transported to the primary laboratory for the completion of the sample preparation and chemical analysis. Exploration samples are trucked by road to the laboratories in Tarkwa.
Sample security involves two aspects, namely maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples, and rendering active tampering of samples as difficult as possible.
No specific security safeguards have been put in place by Golden Star to maintain the chain of custody during the transfer of core between drilling sites, the core library, and sample preparation and assaying facilities. Core and rejects from the sample preparation are archived in secure facilities at the core yard and remain available for future testing.
Independent consulting group, SRK, considers the security measures to be adequate and appropriate given the location of the sample preparation and storage facilities within the main mining complex and the additional security surrounding the storage compound.

Mineral Resource and Reserve Estimates
See "Consolidated Mineral Resources and Mineral Reserve Estimation" section.

Mining Operations
The mining methods used at the Bogoso pits are conventional excavator and truck methods typical for this style of gold mineralization. Drilling and blasting of ore and waste is conducted over bench heights of 6 m or 9 m and explosives are delivered to the hole by the manufacturer.
Currently mining is being undertaken in the Chujah Main pit with primarily refractory ore being produced to feed the refractory bio-oxidation processing plant at a rate of 2.7 Mtpa with a process recovery of approximately 72%. This pit is expected to continue to feed the refractory plant until the second half of 2015. Thereafter the refractory plant will be put on care and maintenance.
The non-refractory plant is currently being fed at a rate of 1.7 Mtpa with reclaimed tails from the historic TSF1. The reclaimed material is currently not included in the mineral reserves.
The mine currently utilizes a tailings storage facility (the “Bogoso TSF”). Initially designed in 2004, the Bogoso TSF comprises of a dual-cell paddock-type facility, located in a valley approximately 1.5 km north east of the processing plants.
Water management at Bogoso incorporates water re-use and recycling, with water chemistry forming an integral element in the overall concept of water use at the mine. Over the past 12 to 18 months there have been some significant changes to how water is managed at the site. In summary, these changes comprise:

•
the use of Buesichem pit for process water storage, allowing two permitted transfers of supernatant water from Bogoso TSF. Ongoing groundwater monitoring demonstrates no adverse impacts from the Buesichem process water storage;

•	enhanced reuse of non-cyanide-bearing supernatant water in processing;

•
treatment of cyanide-bearing supernatant water with targeted hydrogen peroxide usage and a purpose-built process water treatment plant - commissioned in January 2013 the plant includes reverse osmosis to provide a high quality permeate, suitable for discharge in compliance with the EPA guidelines to the downstream receiving environment; and

•	the dewatering and capture of pit water ‘runoff’ from Chujah Main in the adjacent Dumasi pit for use as plant supply water.

An EMP was submitted for the GSBPL operation in December 2011 and additional copies provide on the EPA’s request in January 2012.  The EPA invoiced GSBPL for the permit and certificate in March 2013 and payment was made for the issuance in April 2013.  In November 2013, the EPA requested that additional information be incorporated into the EMP. These updates were completed and the EMP was resubmitted in May 2014.  All required statutory requirements have been addressed, and payment made, leaving only issuance of the Environmental Permit by the EPA pending. As an EMP and associated certificate would typically have a three-year duration, GSBPL has commenced the process to engage a consultant to develop the next EMP for the operation.

Exploration and Development
There are no planned exploration programs for any Bogoso deposits in 2015. The only exploration and development program planned for 2015 at Bogoso is an auger drilling program to estimate the grade and gold content of Bogoso TSF, a historic tailings dam which is currently being retreated through the non-refractory plant. A total of 156 holes totalling approximately 3,350 m have been planned.

Prestea Underground Project

Project Description and Location
The Prestea concession is located in the Western Region of Ghana approximately 200 km from the capital Accra and 50 km from the coast of the Gulf of Guinea. Bogoso and Prestea comprise a collection of adjoining mining concessions that together cover a 40 km section of the Ashanti gold district in the central eastern section of the Western Region of Ghana, with the processing facilities situated approximately 10 km south of the town of Bogoso.
The Prestea Underground is an inactive underground gold mine located 15km south of the Bogoso mine and adjacent to the town of Prestea. The mine consists of two usable access shafts and extensive underground workings and support facilities. Access to the mine site is via an unpaved road from Tarkwa.
For the purposes of the Prestea West Reef PEA, only the West Reef resource has been evaluated for potential mineability. The West Reef consists of an underground mine with a production mine life of five years and a modified Bogoso processing plant. The West Reef mineral resource is developed on a steeply dipping, narrow vein structure between 17 level (“L”) and 24L, accessible through the Prestea central shaft.
Prestea Underground was mined from the 1870’s until 2002, when mining ceased following an extended period of low gold prices in the late 1990s and early 2000s. The Prestea mining area has produced approximately nine million ounces of gold, the second highest production of any mine in Ghana. The underground workings are extensive, reaching depths of approximately 1,450 m and extending along a strike length of nine km. Underground workings can currently be accessed via two surface shafts, one near the town of Prestea (Central Shaft) and a second approximately four km to the southwest at Bondaye.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
Local population centers are located at Bogoso town in the northern half of the Bogoso concession, and Prestea town, which is about in the center of the Prestea concession. Bogoso is on the main road from Tarkwa to Kumasi and there is a paved road between Bogoso and Prestea. The town of Prestea is located adjacent to the backfilled workings of the Plant North open pit. The central shaft complex and offices for Prestea Underground are within the town limits.
The topography of the area within which GSBPL’s assets are located is characterized by a series of northeast-southwest trending sub-parallel ridges. The mineralization tends to occur on the western slopes of the ridges with the intervening valleys used by farming communities and containing ephemeral streams. Vegetation in the area has been largely disturbed by the various activities and consists of a patchwork of small farms, and urban / community development, with some secondary forest growth on the steep slopes and hilltops that are not suitable for farming.
As Prestea Underground is an underground mine, the climate has no major impact on the operations. In the tropical environment, work on the surface can continue year round, with short breaks during the mostly short-lived storm events.
Access to the property by road is a six hour drive from Accra via the port city of Takoradi. The road is paved from Accra to Tarkwa with the last hour to Prestea being unpaved road. There are airports at Kumasi and Takoradi, which provide daily services to the international airport at Accra. Kumasi is situated approximately a three and a half hour drive from Prestea Underground. Road surfaces in the area vary from poor (on the section between Bogoso and Tarkwa) to good (Accra to Takoradi). There have been government plans to re-surface the road between Bogoso and Tarkwa for several years; however, it remains in poor condition but is passable throughout the year.

Prestea Underground is in an area where mining has occurred more or less continuously since the late 1800s. Therefore, a significant portion of the required services, infrastructure and community support are already in place so local skilled underground workers are available. The following services and infrastructure are relevant to the assessment of the West Reef project:

•	surface access to Prestea Underground is via the public road network that extends to the West Reef;

•	electricity and water are available - electricity from the Ghanaian national grid is currently used to power the existing underground dewatering pumps;

•	surface infrastructure in the area consists of a variety of government, municipal, and other roads with good overall access;

•	processing of the ore will be carried out at the existing Bogoso non-refractory processing facility, 16 km by road from Prestea;

•	tailings storage will be in the existing Bogoso TSF;

•	any waste rock generated at the site will be disposed in an engineered storage facility close to the new hoisting shaft site; and

•	the extensive history of mining in the local area and also in Ghana provides opportunities to obtain skilled underground workers. Any additional training requirements can be sourced within Ghana.

History
Mining in the Prestea area dates back several centuries. The first direct involvement by Europeans in the area occurred in the 1880’s with the establishment of the Gio Apanto Gold Mining Company and the Essaman Gold Mining Company.
These companies became the Apanto Mines and Prestea Mines Limited in 1900. The companies merged to become Ariston Gold Mines (“Ariston”) in 1927. Companies associated with Ariston carried out exploration and some mining to the north east of Prestea at Quaw Badoo and Brumasi. Ariston also prospected concessions immediately to the south west of Prestea at Anfargah.
Recorded production for the Prestea mine began in 1912 under the British company Ariston Mining, which operated the mine until the 1950’s and was responsible for the majority of the underground development including shaft sinking, ventilation and level development. The mine was nationalized in the late 1950’s, following the independence of Ghana, when all mining operations in the Prestea region were consolidated under the management of Prestea Gold Limited, a subsidiary of SGMC.
In the early 1990’s, the government of Ghana reopened the mining industry to foreign companies and a joint venture agreement was formed between JCI, Prestea Gold Ltd., SGMC and the government of Ghana. JCI withdrew from the joint venture in 1998 due to low gold price and aging infrastructure. A consortium supported by the Ghana Mine Workers Union was then founded to operate the mine under the name “PGR”. The mine operated for 3 years until closure in early 2002 due to depressed gold prices and financial difficulties. Golden Star acquired an initial interest in the mine in 2002 (followed by the subsequent acquisition of an additional interest in the mine) which has remained on care and maintenance since that time.

Geological Setting
The Prestea concession lies within the southern portion of the Ashanti Greenstone Belt along the western margin of the belt. Rock assemblages from the southern area of the Ashanti belt were formed between a period spanning from 2,080 to 2,240 Ma, with the Sefwi Group being the oldest rock package and the Tarkwa sediments being the youngest. The Ashanti belt is host to numerous gold occurrences, which are believed to be related to various stages of the Eoeburnean and Eburnean deformational events.
The geology of the Prestea concession is divided into three main litho-structural assemblages, which are fault bounded and steeply dipping to the west. This suggests that the contacts are structurally controlled and that the litho-structural assemblages are unconformable. From the eastern footwall to the western hanging wall, these packages are represented by the Tarkwaian litho-structural assemblage, the tectonic breccia assemblage, composed of sheared graphitic sediments and volcanic flows and the last assemblage is composed of undeformed sedimentary units of the Kumasi basin, which is located to the west of the Ashanti fault zone.
At Prestea, the principal structure is a mineralized fault-filled quartz vein known as the “Main Reef” which is relatively continuous and has been modelled and worked over a strike length of approximately 6 km and to a depth of approximately 1,450 m below surface (35 L). Several subsidiary structures such as the West Reef and East Reef have developed respectively in the immediate hangingwall and footwall of the Main Reef structure. The West Reef is a second order structure where dilational zones occurs some 200 m into the hangingwall of the Main Reef structure and, at present is known to occur over a strike length of 800 m and has currently been defined by underground drilling between 550 to 1,150 m below topography as far as the 24 L. The major thrust faults such as the Main Reef fault and the West Reef fault, as well as the presence of an associated penetrative foliation, are the main syn-D3 structural features.

Exploration
Data validation and selected evaluation drilling from underground have helped to increase the confidence in the morphology and orientation of the mineralization at Prestea. Cross cut samples and JCI era drilling data (surface drilling) accounts for some 92 % of the available data. The remainder is a mixture of RC and DD holes drilled by Golden Star and underground channels and diamond drillholes acquired by the Company as part of their purchase of the Prestea mining rights.
The cross cut and JCI data extends over a strike length of some eight km with the majority lying between y=6,000 to y=12,000 in the Golden Star mine grid system. Sampling covers a depth extent of 1,400 m from surface. The Golden Star data is largely concentrated in the area underlying the Plant North open pit, Central Shaft and the northern extent of Beta Boundary.
The previous mineral resource estimate for the Prestea underground orebodies was based on a combination of Golden Star underground sampling from some 157 drillholes, 117 rock saw samples and channel sampling from 2 cross cuts. During late 2005 and throughout 2006 the Company drilled an additional 106 underground holes into the Main Reef and West Reef orebodies. This drilling has been carried out using fan drilling from cubbies on the most accessible levels but predominantly from the 12L, 17L and 24L.
The West Reef target was the last area to be mined by PGR in 2002. The subsequent exploration of the West Reef target has been planned and managed by Golden Star and was initiated in 2004. The 17L West Reef drive exposes the vein structure from 7618 N in the south to 8065 N in the north a distance of approximately 450 m. Along the West Reef drive the backs have been sampled approximately every 5 m with a 2 x 2 inch channel sample cut using an air driven diamond blade rock saw. The channel samples were cut orthogonal to the main structure. The channel samples and the reef drive have been surveyed and tied into the mine grid at surface. A total of 81 channel samples were collected on the 17 L reef drive averaging 2.4 m width with composite grades ranging from 0.1 to 127 g/t Au.
The results from the 17 L channel sampling show that the mineralization along the reef is hosted in several higher grade pods. These high grade pods were drill tested at depth from cubbies on the 17 L and 24 L, drilled from the footwall to the hanging wall obliquely to the moderately west dipping foliation and reef.

Mineralization
The Prestea deposit can be classified as a lode gold deposit or an orogenic mesothermal gold deposit, which are the most common gold systems found within Achaean and Paleoproterozoic terrains. In the West African shield, orogenic gold deposits are typically underlain by geology considered to be of Birimian age and are generally hosted by volcano-sedimentary sequences. The Ashanti belt, which hosts the Prestea deposit, is considered prospective for orogenic mesothermal gold deposits and hosts numerous other lode gold deposits such at the Obuasi mine.
The Ashanti belt is considered prospective for orogenic mesothermal gold deposits and hosts numerous lode gold deposits and paleoplacer deposits. Several major gold deposits are found within the Ashanti belt which can be classified into six different deposit types:

1.	Sedimentary hosted shear zones

2.	Fault fill quartz veins

3.	Paleoplacer

4.	Intrusive hosted

5.	Late thrust fault quartz veins

6.	Folded veins system
At Prestea, gold mineralization exhibits a strong relationship with major shear zones, fault zones and second order structures. Two types of mineralization have been identified at Prestea, which are both characterised as mesothermal gold mineralization:

•	fault-fill quartz veins along fault zones and second order structures, which typically contains non-refractory, free milling gold; and

•
disseminated mineralization associated with brecciated zones of iron-rich footwall volcanic lenses, which are characterized by finely disseminated arsenopyrite rich and silicified replacement zone. This type of mineralization is generally lower grade, refractory and locally termed “sulphide material”.

The weathering profile at Prestea is deep and typically results in extensive surface oxidation of bedrock, to a depth of up to 100 m. Generally, the weathering profile typically consists of a lateritic surface, a saprolitic horizon, a transitional zone and a deeper primary sulphide zone.

Drilling
The samples used for the current mineral resource estimates at Prestea are based on a combination of surface DD drilling and underground core drilling. Fan drilling is carried out from drill cubbies in order to reduce the movement of the drill rigs. In addition to the drilling, rock saw channels have been cut on a number of levels to provide channel samples across the orebody and to investigate the grade distribution in the immediate contact zones adjacent to the orebody in order to better define the potential dilution. Drilling for the Main Reef orebody has been carried out at roughly 80-100 m spacing along strike from surface. The underground drilling has been largely concentrated on the West Reef orebody and has consisted of fan drilling from individual cubbies with up to 21 holes drilled from a single collar location. Underground collar locations are spaced approximately 80 m apart along strike on the 17, 24 and 30 Levels.
Data is currently available from some 675 surface and underground drillholes in the Prestea area broken down as follows:

•	DD surface = 274 drillholes; 29 700 m;

•	RC surface = 137 drillholes; 14 000 m; and

•	DD underground = 264 drillholes; 41 500 m.
Drilling for the West Reef resource was conducted from underground drill stations, predominantly from 17L and 24L. The drilling was conducted by Golden Star and no historical data was used in the resource estimates. On 17 L, 10 drill stations were established along the Main Reef footwall access where fan drilling was conducted dominantly horizontally and down dip. The up dip portion of the West Reef remains to be tested between 12L and 17L and remains one of the priority drill targets.
The underground drilling of the West Reef target was conducted in several campaigns from 2004 to 2006 with a total of 128 holes and 28,790 m being completed during this time. All drilling was conducted with underground diamond drill core rigs. All drill hole collars were surveyed using the underground survey control brought down from surface using the mine grid. The holes were also surveyed nominally every 25 to 30 m down hole using a Reflex single shot survey instrument.
Core recovery through the mineralized zone was optimized by using chrome core barrels, viscous muds and short drilling runs but in some holes some of the “graphitic fissures” (graphic rich fault gouge) were washed away. Areas of lost core were not sampled and in the database are identified as insufficient sample or “IS” and were given a zero grade. Generally core recovery was good through the zone.

Sampling and Analysis
Sampling from RC drilling is carried out using a standard single cyclone with samples collected at 1 m intervals through the expected mineralized zone. In zones of waste rock the sample interval is occasionally increased to a 3 m composite. However all samples are assayed and if a 3 m sample returns a significant grade value the original 1 m samples will be assayed individually. All samples are riffled and bagged at the drill site and returned to the Bogoso mine for reduction and sample preparation.
DD core from surface drilling is collected using HQ size core barrels (63.5 mm). The core is logged and sawn in half at the Bogoso mine site and 1 m samples are prepared through the prospective mineralized zone. However, geological contacts are taken into account and samples will therefore vary slightly in length. In waste zones samples are collected at 1 m nominal intervals where alteration, sulfidation or quartz veins are observed. Underground drilling is carried out using NQ or HQ size core and the core is sawn in half and prepared for assay. The orebodies dip steeply to the west and depending if the drilling is from surface or underground is angled to try and intersect the mineralized zone orthogonally, however from underground drilling cubbies this is often not possible. Recoveries and solid core recovery values are recorded in the database and 80 % of the diamond samples have a recovery greater than 95%.
Samples used for the West Reef resource estimations were of two types, rock sawn channel samples on 17 L and 24 L reef drives and NQ sized diamond drill core.
Channel samples were collected using a double diamond blade Cheetah air driven rock saw. This saw produced a channel sample roughly 50 mm deep by 50 mm wide. Sample collection and dispatch to the laboratory was supervised by a geologist who ensured the samples were taken correctly, labelled and transported to the surface.
Core samples generated from the underground drilling were processed at either the core logging facilities at Prestea Central Shaft or at the main core storage facility near the Bogoso processing plant. Core boxes with lids were delivered to the logging facilities at the end of every shift by the drillers. The core logging process involved initial cleaning of the core and checking of the metre blocks and mark ups on the individual boxes, if there are any discrepancies they are addressed with the driller who was responsible for the core. All core was photographed prior to being logged and sampled. Two teams logged the core at surface one being responsible for recording geotechnical information and over all core recovery between drilling runs. Following the geotechnical drilling the core is logged by the geologist who pays particular attention to structure, lithology, alteration and mineralization. All of the core has been orientated with a spear orientation device and this has been used to take structural measurements while the core is being logged.
Sampling intervals are laid out by the geologist logging the core and are based on geological contacts with samples in mineralized zones generally not exceeding one metre. The physical sampling of the core was done with a diamond blade core cutting saw. The core was sawn in half along the line marked by the geologist to ensure a representative sample is taken. The half sawn core samples were deposited into individual plastic bags where the sample number was both written on the bag as well as on a piece of flagging tape which was inserted into the bag. The remaining half core sample was returned to the core boxes and kept for future reference. During the sampling, standards and blanks are inserted in the sample numbering sequence and these are recorded on the lab dispatch sheets.

Security of Samples
Samples are dispatched to either SGS laboratories or Transworld Laboratories (now Intertek Mineral Lab) in Tarkwa. Samples were organized in the core logging facilities where they were checked and put into numeric order. The transportation to the laboratory in Tarkwa is provided by the lab. Sample turnaround and dispatch are recorded either in a spreadsheet (earlier samples) or with the database software acQuire. Every 20 samples that are submitted to the laboratory are accompanied by a sample standard and a blank to check the precision of the analysis. Additional checks are done on samples once the results have been returned.
Sample rejects and pulps were returned to the Bogoso core logging facility where they are stored for up to a year and then disposed of. Approximately 10% of the coarse reject samples, above detection limit that are returned to site are renumbered and resubmitted to the laboratory for duplicate analysis and used for quality control evaluations. The processing, handling, analysis and storage of the samples for Prestea Underground are considered to be within or exceed industry standards.
Mineral Resource and Mineral

Mineral Resource and Mineral Reserve Estimates
See "Consolidated Mineral Resources and Mineral Reserve Estimations" section.

Mining Operations
The West Reef consists of an underground mine with a production mine life of five years (and a modified Bogoso processing plant). The maximum mill feed rate is set at 175,000 tonnes per annum or a nominal 500 tonnes per day.
There is an extensive infrastructure of vertical shafts, inclined shafts, horizontal development, raises and stoping developed along the 9km of strike length of the various orebodies from Prestea in the north to Tuapim in the south.
The Prestea Underground rehabilitation and preproduction period is defined as a 24-month period from project startup. This startup is dependent on the Company securing the necessary financing and approvals to develop the project. In year 3 after startup, an average production rate of 404 tons per day is planned, which is more than 80% of the designed underground mine capacity. The full production period extends from year 3 to year 6 for a period of four years. At full production, the planned mining rate is 500 tons per day (175 kt per year).
During the first year of pre-production, the infrastructure of the mine will be improved and upgraded. The principal infrastructure upgrade projects are as follows:

•	Central and Bondaye shaft rehabilitation;

•	Central and Bondaye hoist upgrades;

•	Electrical infrastructure;

•	Compressed air;

•	Pumping;

•	Ventilation

•	17 L and 24 L track and ground support; and

•	25 L loading pocket;
A low tonnage, high grade processing stream will be integrated into the existing Bogoso processing plant. The modification will enable the low-tonnage stream to treat a nominal 500 tons per day of non-refractory run of mine material.
Processing tails will be deposited on the currently operated Bogoso TSF tailings storage facility. The Bogoso TSF is a conventional valley/paddock tailings storage facility.

The Prestea community is supportive of the effort to reopen the underground operation; this support should pave the way for easier permitting with the EPA, which considers community input to project development as a key factor. An environmental and socioeconomic impact assessment process is underway in accordance with the laws of Ghana, and is well advanced.
Due to the limited impact associated with the development, environmental considerations are deemed manageable and project approvals should be granted within the normal timelines. The development of the project is not expected to contribute to the water already removed from the historic underground voids. The design of the project will ensure maintenance of the existing environmental indemnity coverinbg the surface and underground concessions.

Exploration and Development
Several targets remain untested at depth below the current mineral resource and drilling along the West Reef and Main Reef is expected to resume once financing for the Prestea Underground project has been secured.

CONSOLIDATED MINERAL RESOURCES AND MINERAL RESERVE ESTIMATIONS

Consolidated Mineral Resources
The measured and indicated mineral resources reported below are inclusive of proven and probable mineral reserves as have been estimated in compliance with the requirements of NI 43-101. Previously the Company reported mineral resources exclusive of mineral reserves. This change in reporting has been made to align the Company with what it believes to be best practice in Canada.
The total measured and indicated mineral resources as well as the inferred mineral resources have been estimated on a gold price assumption of $1,400 per ounce for December 31, 2014, as well as other assumptions as disclosed below. The economic cut-off grades for mineral resources are lower than those for mineral reserves and are indicative of the fact that the mineral resource estimates include material that may become economically viable under more favorable conditions including increases in gold price.
The table below presents Golden Star’s measured and indicated mineral resources for the year ended December 31, 2014.

	December 31, 2014 Measured Mineral Resources			December 31, 2014 Indicated Mineral Resources			December 31, 2014 Measured and Indicated Mineral Resources

	tonnes (000)	grade g/t Au	ounces (000)	tonnes (000)	grade g/t Au	ounces (000)	tonnes (000)	grade g/t Au	ounces (000)
Wassa Open Pit	—	—	—	33,039	1.37	1,458	33,039	1.37	1,458
Wassa Underground	—	—	—	11,248	4.07	1,471	11,248	4.07	1,471
Wassa Other	—	—	—	5,199	3.53	590	5,199	3.53	590
Subtotal Wassa	—	—	—	49,486	2.21	3,519	49,486	2.21	3,519
Bogoso	1,975	2.56	163	2,022	2.67	173	3,997	2.62	336
Dumasi	3,505	2.49	281	10,685	2.39	820	14,190	2.41	1,102
Mampon	—	—	—	1,859	4.37	261	1,859	4.37	261
Prestea South	1,292	2.59	108	4,430	2.43	346	5,722	2.47	454
Prestea Underground	—	—	—	1,322	14.82	630	1,322	14.82	630
Bogoso Other	—	—	—	4,153	2.63	351	4,153	2.63	351
Subtotal Bogoso	6,772	2.53	552	24,471	3.28	2,581	31,243	3.12	3,134
Total	6,772	2.53	552	73,957	2.57	6,100	80,730	2.56	6,653

The table below presents Golden Star’s inferred mineral resources for the year ended December 31, 2014.

	December 31, 2014 Inferred Mineral Resources

	tonnes (000)	grade g/t Au	ounces (000)
Wassa Open Pit	137	1.47	6
Wassa Underground	10,331	3.69	1,227
Wassa Other	1,127	4.97	180
Subtotal Wassa	11,596	3.79	1,414
Bogoso	1,293	2.43	101
Dumasi	—	—	—
Mampon	344	1.67	19
Prestea South	843	4.79	130
Prestea Underground	3,253	8.05	842
Bogoso Other	908	2.32	68
Subtotal Bogoso	6,642	5.43	1,159
Total	18,238	4.39	2,573

Notes to the measured and indicated mineral resources and the inferred mineral resources statement:

(1)	The mineral resources were estimated in compliance with the requirements of NI 43-101.

(2)	The mineral resources for Wassa Other include Father Brown, Benso and Chichiwilli.

(3)	The mineral resources for Bogoso Other include Buesichem and Ablifa.

(4)
The Wassa Underground mineral resource has been estimated below the $1,400 per ounce of gold pit shell using an economic gold grade cut-off of 2.08 g/t Au, which the Company believes would be the lower cut-off for underground.

(5)
The Father Brown Underground mineral resource has been estimated below the $1,400 per ounce of gold pit shell using an economic gold grade cut-off of 2.81 g/t Au, which the Company believes would be the lower cut-off for underground.

(6)	Prestea Underground mineral resource has been estimated below the $1,400 per ounce of gold pit shell of Prestea South down to 3,800 m elevation using a gold cut-off at 4.94 g/t Au.

(7)
Mineral resources were estimated using optimized pit shells at a gold price of $1,400 per ounce. Other than gold price, the same optimized pit shell parameters and modifying factors used to determine the mineral reserves were used to determine the mineral resources.

(8)	The stated mineral resources were prepared under the supervision of S. Mitchel Wasel, Vice President of Exploration for the Company. Mr. Wasel is a Qualified Person as defined by Canada’s NI 43-101.

(9)	Numbers may not add due to rounding.

Consolidated Mineral Reserves
Mineral reserves were estimated based on a gold price assumption of $1,200 per ounce compared to $1,300 per ounce used in 2013, resulted in the exclusion of the Dumasi pit from Reserves which showed very low returns on the capital invested at these gold prices. This exclusion of almost 9 million tonnes of refractory material means that the refractory plant will be placed on care and maintenance from the end of 2015 when mining at our current Bogoso pits will be complete. With this plant on care and maintenance, the additional refractory material from Mampon and Prestea South pits has also been removed from the Reserve.
Prestea Underground is currently undergoing a feasibility study for non-mechanized shrinkage mining. The reserves for mechanized mining reported at the end of 2013 have been removed pending completion of the new feasibility study in mid-2015.

The tables below presents Golden Star’s proven and probable mineral reserves for the year ended December 31, 2014.

	December 31, 2014 Proven Mineral Reserve			December 31, 2014 Probable Mineral Reserve			December 31, 2014 Proven and Probable Mineral Reserve

	tonnes (000)	grade g/t Au	ounces (000)	tonnes (000)	grade g/t Au	ounces (000)	tonnes (000)	grade g/t Au	ounces (000)
NON-REFRACTORY MINERAL RESERVES
Wassa Open Pit	—	—	—	17,831	1.42	812	17,831	1.42	812
Wassa Underground	—	—	—	5,437	4.27	746	5,437	4.27	746
Stockpiles	820	0.73	19	—	—		820	0.73	19
Subtotal Wassa non-refractory	820	0.73	19	23,268	2.08	1,558	24,089	2.04	1,578
Mampon	—	—	—	320	4.43	46	320	4.43	46
Prestea South	315	2.00	20	1,381	2.30	102	1,697	2.24	122
Subtotal Bogoso non-refractory	315	2.00	20	1,702	2.70	148	2,017	2.59	168
Total Non-refractory	1,135	1.08	40	24,970	2.13	1,706	26,106	2.08	1,746
REFRACTORY MINERAL RESERVES
Bogoso	1,251	2.51	101	703	2.54	57	1,954	2.52	158
Stockpiles	405	1.82	24	—	—	—	405	1.82	24
Subtotal Bogoso refractory	1,656	2.34	125	703	2.54	57	2,359	2.40	1.82
Total refractory	1,656	2.34	125	703	2.54	57	2,359	2.40	1.82
GOLDEN STAR TOTAL
Total Wassa	820	0.73	19	23,268	2.09	1,560	24,089	2.04	1,578
Total Bogoso	1,971	2.29	145	2,405	2.65	205	4,376	2.49	350
Total Golden Star	2,791	1.83	164	25,673	2.14	1,763	28,465	2.11	1,928

Notes to the proven and probable mineral reserve statement:

(1)
The stated Mineral Reserves have been prepared in accordance with the requirements of NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves”. Mineral Reserve estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the Mineral Reserves.

(2)
The 2014 Mineral Reserves for Bogoso were prepared under the supervision of Dr. Martin Raffield, Senior Vice President Project Development and Technical Services for the Company. Dr. Raffield is a "Qualified Person" as defined by NI 43-101

(3)
The 2014 Mineral Reserves for Wassa were prepared by SRK Consulting (UK) Ltd. under the supervision of Mr. Mike Beare, Mr. Neil Marshall, Mr. Chris Bray, Mr. Rod Redden and Mr. Paul Riley. These named individuals are “Qualified Person” as defined by NI 43-101.

(4)	The Mineral Reserves at December 31, 2014 were estimated using a gold price assumption of $1,200 per ounce.

(5)
The slope angles of all pit designs are based on geo-technical criteria as established by external consultants. The size and shape of the pit designs are guided by consideration of the results from a pit optimization program.

(6)
Cut off grades have been estimated based on operating cost projections, mining dilution and recovery, royalty payment requirements and applicable metallurgical recovery estimates as follows: Wassa pit 0.77 g/t; Wassa underground 2.50 g/t; Bogoso refractory pits 1.60 g/t; Mampon and Prestea South oxide pits 1.00 g/t.

(7)	Numbers may not add due to rounding.

Technical information and Quality Control

The results for Wassa quoted herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram ("kg") single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS Laboratories, which is independent of the Company, in Tarkwa using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Ketone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit 0.01ppm.
The results for Bogoso herein are based on the analysis of saw-split HQ sized (64mm) diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS Laboratories in Tarkwa using a 50 gram assay charge with a flame Atomic Absorption Spectrophotometry (AAS) finish and a detection limit of 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control. At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

RISK FACTORS
The following sets forth certain risks and uncertainties that could have a material adverse effect on our business, financial condition and/or results of operations and the trading price of our common shares, which may decline, and investors may lose all or part of their investment. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial also may impair our business operations. We cannot assure you that we will successfully address these risks. In addition, other currently unknown risks exist that may affect our business. The risks described below address the material factors that may affect our future operating results and financial performance.
GENERAL RISKS

A substantial or prolonged decline in gold prices would have a material adverse effect on us.
The price of our common shares, our financial results and financial condition, and our exploration, development and mining activities have previously been, and would in the future be significantly adversely affected by a substantial or prolonged decline in the price of gold. The price of gold is volatile and is affected by numerous factors beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world. Any drop in the price of gold would adversely impact our revenues, profits and cash flows. In particular, a sustained low gold price could:

•	cause suspension of our mining operations at Wassa and Bogoso if these operations become uneconomic at the then-prevailing gold price, thus further reducing revenues;

•
cause us to be unable to fulfill our obligations under agreements with our partners or under our permits and licenses which could cause us to lose our interests in, or be forced to sell, some of our properties;

•	cause us to be unable to fulfill our debt repayment obligations;

•	halt or delay the development of new projects such as Prestea Underground and Wassa Underground; and

•	reduce funds available for exploration and/or development activities, with the result that depleted mineral reserves may not be replaced by new exploration activities.
Furthermore, the need to reassess the feasibility of any of our development projects because of declining gold prices could cause substantial delays or could interrupt development until a reassessment could be completed. LoM plans incorporating significantly lower gold prices could result in reduced estimates of mineral reserves and mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We have incurred and may in the future incur substantial losses that could make financing our operations and business strategy more difficult and that may affect our ability to service our debts as they become due.

The Company’s net loss attributable to Golden Star shareholders was $73.1 million in 2014, with a net loss of $265.9 million attributable to the Company’s shareholders in 2013 and a net income of $7.2 million attributable to Golden Star shareholders in 2012. In recent years increasing operating costs, lower ore grades from our mines, lower gold recovery rates and impairment write-offs of mine property and/or exploration property costs have been the primary factors contributing to such losses. In the future, these factors, as well as declining gold prices, could cause us to continue to be unprofitable. Future operating losses could adversely affect our ability to raise additional capital if needed, and could materially and adversely affect our operating results and financial condition. In addition, continuing operating losses could affect our ability to meet our debt repayment obligations.

Our obligations could strain our financial position and impede our business strategy.
We had total consolidated debt and liabilities as of December 31, 2014, of $312.2 million, including $8.3 million in equipment financing loans; $3.9 million in finance leases; $42.9 million pursuant to the Ecobank Loan I net of loan fees; $47.8 million ($77.5 million face value) pursuant to our outstanding Convertible Debentures; $123.5 million of current trade payables and accrued liabilities; and a $85.8 million accrual for environmental rehabilitation liabilities. Our indebtedness and other liabilities may increase as a result of general corporate activities. These liabilities could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, exploration costs and other general corporate requirements;

•
requiring us to dedicate a significant portion of our cash flow from operations to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, exploration and development projects and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

Estimates of our mineral reserves and mineral resources could be inaccurate, which could cause actual production and costs to differ from estimates.
There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and mineral resources is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates of mineral reserves and mineral resources may not be accurate, and mineral reserves and mineral resources may not be able to be mined or processed profitably.
Fluctuations in gold prices, results of drilling, metallurgical testing, changes in operating costs, production, and the evaluation of mine plans subsequent to the date of any mineral reserve or mineral resource estimate could require revision of the estimates. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of our mineral reserves and mineral resources, or of our ability to extract these mineral reserves and mineral resources, could have a material adverse effect on our results of operations and financial condition.

We currently have only two sources of operational cash flows, which could be insufficient by themselves to fund our continuing exploration and development activities.
Our only current significant internal sources of funds are operational cash flows from Bogoso and Wassa. The anticipated continuing exploration and development of our properties are expected to require significant expenditures over the next several years. If cash on hand, free cash flows generated by Bogoso and Wassa and our equipment financing facility and any other available facilities are insufficient to cover all of our capital investment needs, we may require additional financing or we may consider rescheduling capital spending. Our ability to raise significant new capital will be a function of macroeconomic conditions, future gold prices, our operational performance and our then current cash flow and debt position, among other factors. Continued uncertainty in the global economy may affect lending practices and our ability to access capital. As a result, we may not be able to obtain adequate financing on acceptable terms or at all, which could cause us to delay or indefinitely postpone further exploration and development of our properties. Consequently, we could lose our interest in, or could be forced to sell, some or all of our properties.

We are subject to fluctuations in currency exchange rates and policies on foreign currencies, which could materially adversely affect our financial position.
Our revenues are in United States dollars, and we maintain most of our cash and cash equivalents in United States dollars or United States dollar-denominated securities. We convert our United States funds to foreign currencies as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the United States dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations. A portion of the operating costs at Bogoso and Wassa is based on the Ghanaian currency, the Cedi. We are required by the Government of Ghana to convert into Cedis 20% of the foreign exchange proceeds that we receive from selling gold, but the Government could require us to convert a higher percentage of gold sales proceeds into Cedis in the future. We obtain construction and other services and materials and supplies from providers in South Africa and other countries. The costs of goods and services could increase or decrease due to changes in the value of the United States dollar or the Cedi, the Euro, the Australian dollar, the British Pound, the South African Rand or other currencies. Consequently, operation and development of our properties could be more costly than anticipated.

Any hedging activities might be unsuccessful and incur losses.
While we held no significant hedging instruments during 2014, we may enter into hedging arrangements in the future. Future hedging activities might not protect adequately against declines in the price of gold. In addition, although a hedging program could protect us from a decline in the price of gold, it might also prevent us from benefiting fully from gold price increases. For example, as part of a hedging program, we could be obligated to sell gold at a price lower than the then-current market price.

Risks inherent in acquisitions that we might undertake could adversely affect our current business and financial condition and our growth.
We plan to continue to pursue the acquisition of producing, development and advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention from our existing business and may be unsuccessful. Success in our acquisition activities depends on our ability to complete acquisitions on acceptable terms and integrate the acquired operations successfully with our operations. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete a transaction and established the purchase price or exchange ratio, a material mineral deposit may prove to be below expectations or the acquired business or assets may have unknown liabilities which may be significant. We may lose the services of our key employees or the key employees of any business we acquire or have difficulty integrating operations and personnel. The integration of an acquired business or assets may disrupt our ongoing business and our relationships with employees, suppliers and contractors. Any one or more of these factors or other risks could cause us to not realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our current business, financial condition, results of operations and on our ability to grow.

We are subject to litigation risks.
All industries, including the mining industry, are subject to legal claims, with and without merit. As such, we are involved in various routine legal proceedings incidental to our business. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on our future financial position and results of operations.

We are subject to operational risks.
We are subject to a number of operational hazards that can delay production or result in liability to us. For example, in December 2014 the Company reduced its net power consumption from the Ghana national grid by 25% in support of the Ghanaian Energy Commission’s load shedding plan to address a power supply deficit. In addition to power shortages, our activities are subject to a number of risks and hazards including:

•	mechanical and electrical equipment failures;

•	parts availability;

•	unexpected changes in mineralization grades;

•	unexpected changes in mineralization chemistry and gold recoverability;

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labor disputes and shortages;

•	supply and shipping problems and delays;

•	shortage of equipment and contractor availability;

•	unusual or unexpected geological or operating conditions;

•	cave-ins of underground workings;

•	failure of pit walls or dams;

•	fire;

•	marine and transit damage and/or loss;

•	changes in the regulatory environment, including in the area of climate change;

•	delayed or restricted access to mineral deposits and/or properties due to community interventions; and

•	natural phenomena such as inclement weather conditions, floods, droughts and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

Our mining operations are subject to numerous environmental laws, regulations and permitting requirements and bonding requirements that can delay production and adversely affect operating and development costs.

Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects may have a material adverse effect on our exploration activities, results of operations and competitive position. New or expanded regulations, if adopted, could affect the exploration, development, or operation of our projects or otherwise have a material adverse effect on our operations.
Portions of our Wassa property, as well as some of our exploration properties in Ghana, including Asikuma, are located within forest reserve areas. Although Asikuma and Wassa have been identified by the Government of Ghana as eligible for mining permits, subject to normal procedures and a site inspection, permits for projects in forest reserve areas may not be issued in a timely fashion, or at all, and such permits may contain special requirements with which it is burdensome or uneconomic to comply.
Mining and processing gold from our future development projects in Ghana will require mining, environmental, and other permits and approvals from the Government of Ghana. The trend to longer lead times in obtaining environmental permits has reached a point where we are no longer able to accurately estimate permitting times for our planning purposes. The increases in permitting requirements could affect our environmental management activities including, but not limited to, tailings disposal facilities and water management projects at our mines.
Due to an increased level of non-governmental organization activity targeting the mining industry in Ghana, the potential for the Government of Ghana to delay the issuance of permits or impose new requirements or conditions upon mining operations in Ghana may increase. Any changes in the Government of Ghana’s policies, or their application, may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which we may encounter in the future, cannot be predicted primarily because of the changing character of environmental requirements that may be enacted within the various jurisdictions where we operate.
As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could have a materially adverse effect on our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties that could affect the feasibility or profitability of such projects.
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible.
Development projects are subject to the completion of successful feasibility studies and environmental and socioeconomic assessments, the issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves and mineral resources;

•	mining rate, dilution and recovery;

•	anticipated metallurgical characteristics of the ore and gold recovery rates;

•	environmental and community considerations including resettlement, permitting and approvals;

•	future gold prices; and

•	anticipated capital and operating costs.
Estimates of proven and probable mineral reserves and operating costs developed in feasibility studies are based on reasonable assumptions including geologic and engineering analyses and may not prove to be accurate.
The management of mine development projects and the start-up of new operations are complex. Completion of development and the commencement of production may be subject to delays. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	cost of processing and refining;

•	availability of economic sources of power and fuel;

•	availability of qualified staff;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs and shipping incidents and losses;

•	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

•
government regulations and changes to existing regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, protection of the environment and agricultural lands, including bonding requirements);

•	fluctuations in gold prices; and

•	accidents, labor actions and force majeure events.
Adverse effects on the operations or further development of a project could also adversely affect our business (including our ability to achieve our production estimates), financial condition, results of operations and cash flow.

We need to continually discover, develop or acquire additional mineral reserves for gold production and a failure to do so would adversely affect our business and financial position in the future.
Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand mineral reserves as our mines produce gold. We are required to estimate mine life in connection with our estimation of mineral reserves, but our estimates may not be correct. In addition, mine life would be shortened if we expand production or if we lose mineral reserves due to changes in gold price or operating costs. Our ability to maintain or increase our annual production of gold will be dependent in part on our ability to bring new mines into production and to expand or extend the life of existing mines.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.
Gold exploration, involves a high degree of risk. Exploration projects are frequently unsuccessful. Few prospects that are explored are ultimately developed into producing mines. We cannot assure you that our gold exploration efforts will be successful. The success of gold exploration is dependent in part on the following factors:

•	the identification of potential gold mineralization based on surface analysis;

•	availability of prospective land;

•	availability of government-granted exploration and exploitation permits;

•	the quality of our management and our geological and technical expertise; and

•	the funding available for exploration and development.
Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. Because of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of our existing mineral reserves or the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.
We face strong competition from other mining companies in connection with the acquisition of producing properties or properties capable of producing gold. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our future revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.
We seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. We have mining leases with respect to our Bogoso, Wassa and Prestea Underground properties. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions is limited. We generally do not conduct surveys of our properties until they have reached the development stage, and therefore, the precise area and location of such properties could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.
We are dependent on the services of key executives including our President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, and a number of other highly skilled and experienced executive personnel. Due to the relatively small size of our management team, the loss of one or more of these persons or our inability to attract and retain additional highly skilled employees could have an adverse effect on our business and future operations.

Our use of contractors may expose us to a number of risks and increase our mining costs.
We use mining contractors at Bogoso and Wassa. The use of contractors subjects us to certain risks, some of which are outside our control, including:

•	our ability to negotiate agreements with contractors on acceptable terms;

•	reduced control over those aspects of operations which are the responsibility of the contractor;

•	failure of a contractor to perform under its agreement;

•	interruption of operations or increased costs in the event that a contractor ceases to do business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements;

•	labor relation issues from a contractors’ workforce; and

•	the potential to incur liability to third parties as a result of the actions of our contractors.
The occurrence of one or more of these risks could adversely affect our financial position and results of operations.

Our insurance coverage could be insufficient.
Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	fire damage;

•	changes in the regulatory environment;

•	marine transit and shipping damage and/or losses;

•	natural phenomena such as inclement weather conditions, floods and earthquakes; and

•	political risks including expropriation and civil war.
Such occurrences could result in:

•	damage to mineral properties or production facilities and equipment;

•	personal injury or death;

•	loss of legitimate title to properties;

•	environmental damage to our properties or the properties of others;

•	delays in mining, processing and development;

•	monetary losses; and

•	possible legal liability.
Although we maintain insurance in amounts that we believe to be reasonable, our insurance might not cover all the potential risks associated with our business. We might also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage might not continue to be available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we might elect not to insure against because of premium costs or other reasons. Losses from these events might cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We are dependent on information technology systems, which are subject to certain risks, including cybersecurity risks and data leakage risks.
We are dependent upon information technology systems in the conduct of our operations. Any significant breakdown, invasion, virus, cyber-attack, security breach, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact our operations. To the extent any invasion, cyber-attack or security breach results in disruption to our operations, loss or disclosure of, or damage to, our data or confidential information, our reputation, business, results of operations and financial condition could be materially adversely affected. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. Although to date we have not experienced any material losses relating to cyber-attacks, we may suffer such losses in the future. We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.
GOVERNMENTAL AND REGULATORY RISKS

As a holding company, limitations on the ability of our operating subsidiaries to make distributions to us could adversely affect the funding of our operations.
We are a holding company organized under the federal laws of Canada that conducts operations through foreign (principally Ghanaian) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently, or to repay the Convertible Debentures or other debt. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and our valuation and stock price.

The Government of Ghana may make or propose changes to the mining fiscal regime that will have a significant impact on our overall costs.
In 2012, the Government of Ghana announced its intent to introduce a 10% windfall profit tax on mining companies. In 2013, as a result of the decline in spot gold prices during 2013 the Government of Ghana suspended its implementation of the proposed windfall profit tax. However if gold prices increase the Government of Ghana may proceed with its plan to implement the proposed 10% windfall profit tax.
The Government of Ghana could review the existing tax stability agreements of mining companies operating in Ghana. While our mines do not have tax stability agreements, the Government of Ghana could decide to review our Deeds of Warranty which specify certain tax agreements for our properties. Such a review could result in some of our financial concessions being revoked or changes which could have a significant impact on our profitability, results of operations and financial resources.

We are subject to changes in the regulatory environment where we operate which may increase our costs of compliance.
Our mining operations and exploration activities are subject to extensive regulation governing various matters, including:

•	licensing;

•	production;

•	taxes;

•	disposal of process water or waste rock;

•	toxic substances;

•	development and permitting;

•	exports and imports;

•	labour standards;

•	mine and occupational health and safety;

•	environmental protection and corporate responsibility, and

•	mine reclamation and closure plans.
Compliance with these regulations increases the costs of the following:

•	planning;

•	designing;

•	drilling;

•	operating;

•	developing;

•	constructing; and

•	closure, reclamation and rehabilitation and post-closure.
We believe that we are in substantial compliance with current laws and regulations in Ghana and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us. These factors could cause a reduction in levels of production and delay or prevent the development or expansion of our properties in Ghana.
The implementation of changes in regulations that limit the amount of proceeds from gold sales that could be withdrawn from Ghana could also have a material adverse impact on us, as Bogoso and Wassa are currently our only sources of internally generated operating cash flows.

Environmental bonding requirements are under review in Ghana and bonding requirements may be increased.
As part of its periodic assessment of mine reclamation and closure costs, the EPA reviews the adequacy of reclamation bonds and guarantees. In certain cases, it has requested higher levels of bonding based on its findings. If the EPA were to require additional bonding at our properties, it may be difficult, if not impossible, to provide sufficient bonding. If we are unable to meet any such increased bonding requirements or negotiate an acceptable solution with the Government of Ghana, our operations and exploration and development activities in Ghana may be materially adversely affected.

The Government of Ghana has the right to increase its interest in certain subsidiaries.
The Government of Ghana has a 10% carried interest in the mineral operations of Ghanaian mining companies. The carried interest comes into existence at the time the government issues a mining license. As such, the Government of Ghana currently has a 10% carried interest in our subsidiaries that own the Bogoso properties and the Wassa properties.
The Government of Ghana has the right to acquire a special share or “golden share” in such subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree, and a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. A “golden share” carries no voting rights and does not participate in dividends, profits or assets. While the Government of Ghana has not sought to exercise any of these rights at our properties, any such attempts to do so in the future could adversely affect our financial results.

We are subject to risks relating to exploration, development and operations in foreign countries.
Our assets and operations are affected by various political and economic uncertainties in the countries where we operate, including:

•	war, civil unrest, terrorism, coups or other violent or unexpected changes in government;

•	political instability and violence;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•
unilaterally imposed increases in royalty rates, such as the increase in royalty rates imposed by the Government of Ghana, effective March 2011, which changed the method of calculating the royalties from not less than 3% and not more than 6% of a mine’s total mineral revenues to a flat rate of 5% of mineral revenues;

•	restrictions on foreign exchange and repatriation; and

•
changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Illegal mining has occurred on our properties, which is difficult to control, can disrupt our business and can expose us to liability.
We continue to experience illegal mining activity on our mining and exploration properties. Most of this activity is on our Prestea South properties. While we are proactively working with local, regional and national governmental authorities to obtain protection of our property rights, any action on the part of such authorities may not occur, may not fully address our problems or may be delayed.
In addition to the impact on our mineral reserves and mineral resources, the presence of illegal miners can lead to project delays and disputes and delays regarding the development or operation of commercial gold deposits. Illegal miners could cause environmental damage or other damage to our properties, or personal injury or death, for which we could potentially be held responsible. Illegal miners may work on other of our properties from time to time, and they may in the future increase their presence and have increased negative impacts such as those described above on such other properties.

Our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate our mines and our financial results.

Our business, mining operations and exploration and development activities are subject to extensive Canadian, United States, Ghanaian and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new requirements could adversely affect exploration, operating and development costs, the timing of operations and the ability to operate, as well as our financial results.

Failure to maintain effective internal controls could have a material adverse effect on our business and share price.
Annually, we are required to test our internal controls over financial reporting to satisfy the requirements of applicable securities laws, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. Failure to maintain effective internal controls could have a material adverse effect on our business and share price.
MARKET RISKS

The market price of our common shares has experienced volatility and could continue to do so in the future.
Our common shares are listed on the NYSE MKT, the Toronto Stock Exchange (“TSX”) and the Ghana Stock Exchange. Companies with market capitalizations similar to ours have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North

America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our securities, include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not continue to follow our securities;

•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of our securities;

•	the size of the public float in our securities may limit the ability of some institutions to invest in our securities; and

•
a substantial decline in our stock price that persists for a significant period of time could cause our securities to be delisted from NYSE MKT, the TSX and/or the Ghana Stock Exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our securities at any given point in time might not accurately reflect our long-term value. Stock markets in general have recently experienced higher levels of volatility. Securities class action litigation often has been brought against companies following periods of market price volatility that affects the market price of particular securities without regard to the performance of the company whose stock price is affected. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Investors could have difficulty or be unable to enforce certain civil liabilities on us.
A majority of our assets are located outside of Canada. Accordingly, it might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of Canadian securities legislation or to realize upon our assets in connection with such judgments.
There are certain U.S. federal income tax risks associated with ownership of Golden Star common shares.
To ensure compliance with requirements imposed by the Internal Revenue Service, any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. This communication is used to promote the marketing of the securities described herein, and each potential investor should seek advice based on the investor’s particular circumstances from an independent tax advisor.
Holders of our common shares who are U.S. taxpayers should consider that we may or could become a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The tests for determining PFIC status depend upon a number of factors, some of which are beyond our control, and can be subject to uncertainties, and we cannot assure you that we will not be a PFIC for the year ending December 31, 2015, or any future year. We undertake no obligation to advise holders of our common shares as to our PFIC status for the year ending December 31, 2015, or any future year.
If we are a PFIC for any year, any person who holds our common shares who is a U.S. person for U.S. income tax purposes (a “U.S. Holder”) and whose holding period for those common shares includes any portion of a year in which we are a PFIC generally would be subject to a special adverse tax regime in respect of “excess distributions.” Excess distributions include certain distributions received with respect to PFIC shares in a taxable year. Gain recognized by a U.S. Holder on a sale or other transfer of our common shares (including certain transfers that would otherwise be tax free) also would be treated as excess distributions. Such excess distributions and gains would be allocated ratably to the U.S. Holder’s holding period. For these purposes, the holding period of shares acquired either through an exercise of options or the conversion of convertible debentures includes the holder’s holding period in the option or convertible debt.
The portion of any excess distribution (including gains treated as excess distributions) allocated to the current year or to a year prior to the first year in which the Company was a PFIC would be includible as ordinary income in the current year. The portion of any excess distribution allocated to the first year in the U.S. Holder’s holding period in which the Company was a PFIC and any subsequent year or years (excluding the current year) would be taxed at the highest marginal rate applicable to ordinary income for each such year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. income tax deferral.
Elections may be available to mitigate the adverse tax rules that apply to PFICs (the so-called “QEF” and “mark-to-market” elections), but these elections may cause the recognition of taxable income or gain. The QEF and mark-to-market elections are not available to U.S. Holders with respect to options or convertible securities. We have not decided whether we would provide to U.S. holders of our common shares the annual information that would be necessary to make the QEF election.

Additional special adverse rules also apply to U.S. Holders who own our common shares if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC. Special adverse rules that impact certain estate planning goals could apply to our common shares if we are a PFIC.

The conversion feature of the Convertible Debentures could limit increases in the trading price of our common shares.
The conversion price of our outstanding Convertible Debentures is $1.65 per share. During periods when our share price is greater than the conversion price, this conversion feature may limit the increase in the price of our common shares, since any increase in the stock price above the conversion price will make it more likely that the Convertible Debentures will be converted, thereby exerting a downward pressure on the market price of the common shares.

The existence of outstanding rights to purchase or acquire common shares could impair our ability to raise capital.
As of March 30, 2015, there were options outstanding to purchase up to 16,476,358 common shares at exercise prices ranging from Cdn.$0.38 to Cdn.$6.95 per share. In addition, 800,027 common shares are available for future issuance under our stock option plans. Furthermore, approximately 46,963,636 common shares are currently issuable upon the full conversion of our outstanding Convertible Debentures (additional shares may be issuable to debenture holders in certain circumstances). During the life of the options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of common shares, with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares. The holders of the options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

Current global financial conditions may affect our ability to obtain financing and may negatively affect our asset values and results of operations.
Global financial conditions during recent years have been characterized by heightened volatility and uncertainty. As a result, access to financing has been negatively impacted, which may affect our ability to obtain equity or debt financing in the future on favorable terms or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue or worsen, our operations could be adversely impacted and the trading price of our common shares may be adversely affected.

DIVIDEND POLICY AND PAYMENT
We have not declared or paid cash dividends on our common shares since our inception and we expect for the foreseeable future to retain all of our earnings from operations for use in expanding and developing our business. Future dividend decisions will consider then current business results, cash requirements and our financial condition.

LEGAL PROCEEDINGS
There are currently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its properties or those of any of its subsidiaries is subject. The Company and its subsidiaries are, however, engaged in routine litigation incidental to their business. No material legal proceedings involving the Company are pending, or, to the knowledge of the Company, contemplated, by any governmental authority. The Company is not aware of any material events of non-compliance with environmental laws and regulations. The exact nature of environmental control problems, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within foreign jurisdictions.

CAPITAL STRUCTURE
The Company is authorized to issue an unlimited number of common shares. As at December 31, 2014, there were 259,490,083 common shares issued and outstanding. As of March 30, 2015, 259,490,083 common shares were issued and outstanding.
The Company is also authorized to issue an unlimited number of first preferred shares. As at December 31, 2014, there were no first preferred shares issued and outstanding. As of March 30, 2015, there were no first preferred shares issued and outstanding.

Description of Common Shares
All common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Dividend Rights
Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Golden Star, in its discretion, subject to the preferential dividend rights of any other classes or series of shares of our company. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of Golden Star’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting Rights
Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Liquidation
In the event of any liquidation, dissolution or winding up of Golden Star, holders of common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption
No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Rights Agreement
Rights to purchase common shares have been issued to holders of common shares under an amended and restated shareholder rights plan agreement (the “Rights Agreement”) dated May 9, 2013 between Golden Star and Canadian Stock Transfer Company Inc. (now CST Trust Company) One right is attached to each common share. Prior to the occurrence of certain triggering events, each right will entitle the holder, within certain limitations, to purchase one common share at an exercise price equal to three times the market price of the common share, as determined under the terms of the agreement. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of our voting shares without complying with the “permitted bid” provisions of the Rights Agreement or without the approval of the Board), any exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire that number of common shares having an aggregate market price on the date of the event equal to twice the exercise price of the rights for an amount in cash equal to the exercise price. Accordingly, any exercise of the rights may cause substantial dilution to a person who attempts to acquire Golden Star. The rights, which expire at the close of business on the date of our 2016 annual shareholders’ meeting (unless extended as provided in the Rights Agreement), may be redeemed at a price of C$0.00001 per right at any time until a person or group has acquired 20% of our common shares, except as otherwise provided in the Rights Agreement. The Rights Agreement may have certain anti-takeover effects.

Other Provisions
All outstanding common shares are fully paid and non-assessable.
This section is a summary and may not describe every aspect of our common shares or preferred shares that may be important to you. We urge you to read the Canada Business Corporations Act and our articles of arrangement, because they, and not this description, define the rights of a holder of Golden Star’s common shares or preferred shares.

Description of Preferred Shares
We are authorized to issue an unlimited number of preferred shares. Preferred shares are issuable in such classes or series as are determined by the Board, who have the authority to determine the relative rights and preferences of each such class or series. The Board has not designated any class or series of preferred shares.

Description of Convertible Debentures
The Convertible Debentures were issued on May 31, 2012, in the amount of $77.5 million, in exchange for $74.5 million of our Original Debentures in privately negotiated transactions with certain holders of the Original Debentures exempt from the registration requirements of the U.S. Securities Act of 1933, as amended.

The Convertible Debentures are governed by the terms of an indenture dated May 31, 2012, by and between the Company and The Bank of New York Mellon, as Indenture Trustee.
Interest on the Convertible Debentures is payable semi-annually in arrears on May 31 and November 30 of each year until maturity on June 1, 2017. The Convertible Debentures are, subject to certain limitations, convertible into common shares at a conversion rate of 606.0606 common shares per $1,000 principal amount of the Convertible Debentures (equal to an initial conversion price of $1.65 per share), or approximately 25% above the closing price of the Company's common shares on the NYSE MKT on May 17, 2012, the last full trading day prior to entry into the purchase agreement. The Convertible Debentures are not redeemable at the Company's option, except in the event of certain change in control transactions where 90% or more of the outstanding Convertible Debentures have accepted a mandatory offer from us to purchase them.
On maturity, the Company may, at its option, satisfy the repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of the Company's common shares obtained by dividing the principal amount of the Convertible Debentures outstanding by 95% of the weighted average trading price of the Company's common shares on the NYSE MKT for the 20 consecutive trading days ending five trading days preceding the maturity date (the "Current Market Price"). If the Company elects to repay the principal amount of the Convertible Debentures at maturity by issuing common shares, and the Company is limited under the terms of the indenture from issuing a number of common shares sufficient to fully repay the Convertible Debentures outstanding at maturity, the Company is required to pay the balance owing in cash, based on the difference between the principal amount of the Convertible Debentures outstanding and the value of the common shares (based on the Current Market Price) delivered in repayment of the Convertible Debentures.
The Convertible Debentures are direct senior unsecured indebtedness of the Company, ranking equally and ratably with all other senior unsecured indebtedness, and senior to all subordinated indebtedness of the Company. None of the Company's subsidiaries has guaranteed the Convertible Debentures, and the Convertible Debentures do not limit the amount of debt that the Company or our subsidiaries may incur.

Description of Stock Option Plan
The Company has a stock option plan in place which is administered pursuant to the Third Amended and Restated 1997 Stock Option Plan (the “Stock Option Plan “). The Stock Option Plan provides for discretionary grants of stock options to certain key employees, consultants and directors (including non-employee directors) of the Company and its subsidiaries. Subject to certain other limitations, the maximum number of common shares authorized for issuance under the Stock Option Plan is 25,000,000 common shares (or approximately 9.6% of the issued and outstanding common shares of the Company). The Stock Option Plan provides that it will terminate, unless earlier terminated in accordance with its terms, on the tenth anniversary of its approval. The Stock Option Plan was approved on May 6, 2010 at the annual general and special meeting of the Company’s shareholders.

Description of Performance Share Unit Plan
In 2014, the Company introduced a performance share unit plan that provides for performance share units (“PSUs”) and restricted share units ("RSUs"). Each PSU represents one notional common shares of the Company that is redeemed for cash based on the value of a common share of the Company at the end of a three year performance period, to the extent performance and vesting criteria have been met. Each RSU represents one notional common share of the Company that is redeemed for cash based on the value of a common share of the Company at the end of a vesting period. The PSU plan is designed to align management’s interests with those of shareholders through grants of PSUs and RSUs and will comprise at least fifty percent of our long term incentive plan for our executives.

Description of Deferred Share Unit Plan
In March 2011, the Company implemented a Deferred Share Unit Plan (the “DSU Plan”) for directors and executive officers of the Company which (i) encourages the directors and executive officers of the Company to own common shares of the Company and to facilitate such common share ownership; and (ii) provides directors and executive officers of the Company with incentives in the form of DSUs in order to allow the Company to reduce its reliance on stock options and other long-term incentive plans for the same purposes, so as to conform with current best practices regarding directors’ and executive officers’ compensation. The maximum number of common shares that may be issued under the DSU Plan is 7,500,000, representing approximately 2.90% of the current number of outstanding common shares. Pursuant to the DSU Plan, directors may elect to receive all or part of their retainer in DSUs having a market value equal to the portion of the retainer to be received in that form.

Description of Share Appreciation Rights Plan
In February 2012, the Company adopted a Share Appreciation Rights Plan (the “SARs Plan”) to provide incentive compensation based on the appreciation in value of the common shares over a specified period of time. Under the SARs Plan, the Company may from time to time grant awards of share appreciation rights (“SARs”) to current and future directors, executive officers, employees and consultants of the Company and/or its subsidiaries. The maximum number of SARs that may be granted to any participant in any one calendar year under the SARs Plan is 800,000. No SARs will be settled in shares; rather, all SAR exercises will be settled solely in cash.

MARKET FOR GOLDEN STAR SECURITIES
Our common shares trade on the TSX under the trading symbol GSC, on the NYSE MKT under the symbol GSS and on the Ghana Stock Exchange under the symbol GSR. As of the March 30, 2015, 259,490,083 common shares were outstanding. On March 30, 2015, the closing price per share for our common shares as reported by the TSX was Cdn$0.32 and as reported by the NYSE MKT exchange was $0.25.
The following table sets forth the high, low and market closing prices per common share on a monthly basis as reported by the TSX and the NYSE MKT during the year ending December 31, 2014.

TSX: GSC	Cdn$ High	Cdn$ Low	Cdn$ Close	Volume
January	0.84	0.50	0.68	3,660,351
February	0.92	0.65	0.83	5,441,834
March	0.96	0.64	0.67	5,010,950
April	0.81	0.65	0.68	3,026,712
May	0.70	0.51	0.54	2,591,932
June	0.69	0.51	0.63	1,832,388
July	0.66	0.53	0.59	1,755,583
August	0.62	0.52	0.54	1,043,368
September	0.55	0.44	0.47	2,553,990
October	0.47	0.29	0.31	1,560,728
November	0.39	0.29	0.36	1,471,474 .
December	0.38	0.20	0.25	3,845,200

NYSE MKT: GSS	US$ High	US$ Low	US$ Close	Volume
January	0.76	0.47	0.61	59,712,293
February	0.84	0.58	0.72	44,559,480
March	0.89	0.59	0.60	72,043,658
April	0.74	0.57	0.57	28,932,792
May	0.64	0.46	0.48	16,642,927
June	0.64	0.47	0.59	24,445,041
July	0.62	0.49	0.54	26,556,115
August	0.57	0.48	0.48	14,288,572
September	0.50	0.41	0.42	25,433,007
October	0.44	0.26	0.27	22,737,843
November	0.35	0.25	0.28	26,133,034
December	0.33	0.16	0.21	104,411,211

DIRECTORS AND OFFICERS
Officers and directors of the Company beneficially owned, or controlled or directed, directly or indirectly, 964,006 common shares of the Company, representing approximately 0.4% of the issued and outstanding common shares of the Company.

DIRECTORS
The Corporation’s board of directors and senior management team have considerable experience conducting business in Ghana and elsewhere in Africa and certain members of our senior management team reside in Ghana.
Set forth below is information regarding the directors of Golden Star as the date of this annual information form.

Name and place of residence	Director since
Name and place of residence	Director since
TIM BAKER, Ontario, Canada [4]	January 1, 2013
SAMUEL T. COETZER, Ontario, Canada	December 13, 2012
ANU DHIR, Ontario, Canada [3,4]	February 21, 2014
ROBERT E. DOYLE, Ontario, Canada [2,3,4]	February 2, 2010
TONY JENSEN, Colorado, USA [2]	January 13, 2012
DANIEL OWIREDU, Greater Accra Region, Ghana	November 5, 2014
CRAIG J. NELSEN, Colorado, USA [1,4]	May 11, 2011
CHRISTOPHER M.T. THOMPSON, Colorado, USA [1,3]	February 2, 2010
WILLIAM L. YEATES, Colorado, USA [1,2]	October 4, 2011

Notes:
1. Member of the Compensation Committee
2. Member of the Audit Committee
3. Member of the Nominating and Corporate Governance Committee
4. Member of the Corporate Responsibility Committee
The terms of office of each director of the Company will expire at the next annual meeting of shareholders of the Company or when their successors are duly elected or appointed.
Below is a biography of each of the directors of Golden Star:

Tim Baker
Mr. Baker was appointed Chairman of the Company effective January 1, 2013. Mr. Baker served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation (“Kinross”) from June 2006 to November 2010. Mr. Baker, who earned his BSc in Geology from Edinburgh University in 1974, has substantial experience in operating mines and projects, including projects in Chile, the United States, Africa and the Dominican Republic. Prior to working with Kinross Gold Corporation, Mr. Baker served as an Executive General Manager of Placer Dome Chile, where he was responsible for the Placer Dome operations, including at the Zaldivar mine and Kinross-Placer joint venture at La Coipa as well as the Pueblo Viejo project in the Dominican Republic. Mr. Baker is an independent director of Antofagasta PLC since March 2012; and of Sherritt International Corporation since May 2014. Mr. Baker was an independent director of Eldorado Gold Corporation from May 2011 until December 2012; of Pacific Rim Mining Corp. from March 2012 until November 2013; of Augusta Resources Corporation from September 2008 until September 2014; of Underworld Resources Inc. from May 2010 until January 2011; and of Aurelian Resources Inc. from September 2008 until October 2010. Mr. Baker’s extensive and ongoing experience as a Director and as an executive of various mining companies along with his ICD.D certification obtained from the Institute of Corporate Directors, makes him a vital part of the Board.

Samuel T. Coetzer
Mr. Coetzer was appointed President and Chief Executive Officer of the Company, effective January 1, 2013 and a director of the Corporation in December 2012. Prior to this appointment, he served the Company as Executive Vice President and Chief Operating Officer from March 2011 to December 2012. Mr. Coetzer is a mining engineer graduate from the University of Pretoria, a member of the World Gold Council and has over 25 years of international mining experience, having held increasing levels of responsibility in various mining companies including Xstrata Nickel, Xstrata Coal South Africa, and Placer Dome Inc. From September 2010 until joining the Company, he was the Senior Vice President of Red Back Integration at Kinross. Mr. Coetzer consulted to Kinross from February 2009 and was appointed in May 2009 as Senior Vice President, South American Operations for Kinross, serving in this role until September 2010. In this role, Mr. Coetzer was responsible for overseeing the Kinross assets in Brazil, Chile and Ecuador. From June 2007 to October 2008, Mr. Coetzer was the Chief Operating Officer of Xstrata Nickel, and from March 2006 to June 2007, he was the Chief Operating Officer of Xstrata Coal South Africa. Mr. Coetzer also has significant experience in Africa, having been with Placer Dome Inc.’s South African and Tanzanian operations, where he was Managing Director - South Africa and the Executive General Manager - Tanzania, from 2003 to February 2006. Mr. Coetzer’s experience and expertise in managing mining operations of various mining companies positions him well to serve as the Chief Executive Officer and member of the Board. As Chief Executive Officer and formerly Chief Operating Officer of the Company, Mr. Coetzer has demonstrated strong leadership skills and extensive knowledge of operational issues facing the Company.

Anu Dhir
Anu Dhir is a founder and Managing Director of Miniqs Limited (“Miniqs”), a private group primarily interested in resource projects capable of growth into major producing operations. Miniqs’ experience extends from early stage exploration projects, through to the successful development of a number of major mining projects throughout the world. Miniqs’ capabilities include the establishment of technical and project development teams; establishment of corporate structures and management teams; and major financing access through the global debt and equity markets. Prior to Miniqs, Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited a publicly listed mining company. Her portfolio of responsibilities at Katanga covered corporate development, investor relations, legal advisory, governance, and communications.
Ms. Dhir has a unique combination of business, operations and legal experience in the mining, oil and gas and technology sectors on several continents and a history of successfully developing and negotiating business development deals including joint ventures, mergers and acquisitions, and key partnerships. Ms. Dhir has also helped finance and lead private companies to the public markets and has helped companies heighten their profile and increase overall shareholder value.

Robert E. Doyle
Mr. Doyle was Chief Executive Officer of Medoro Resources Ltd. From January 2008 to October 2009 (pursuant to a merger in June 2011, Medoro is now known as Gran Colombia Gold Corp.), a Canadian gold exploration and development company with activities in Africa and South America. Mr. Doyle was with Pacific Stratus Energy as Executive Vice President from 2005 through 2006, Chief Financial Officer from October 2006 to May 2007 and Vice President from March 2006 to May 2007. He also was Chief Financial Officer of Coalcorp Mining Inc. from November 2005 to May 2007 and Chief Financial Officer of Bolivar Gold Corp. from January 2003 to February 2006. Mr. Doyle is a director of Mandalay Resource Corp since April 2010 and of Detour Gold Corporation since May 2010. Mr. Doyle served as a director of Gran Columbia Gold Corp. from April 2008 to July 2013, and as a director of NXA Inc. from June 2009 to February 2014. Mr. Doyle, a chartered accountant and a chartered director, has over 30 years’ experience in all facets of international resource exploration, development and production. Mr. Doyle has a BA Honours from the Ivey Business School, University of Western Ontario. Mr. Doyle brings a broad skill set to the Board, including a thorough understanding of operations, accounting and financial strategy of international mining companies.

Tony Jensen
Mr. Jensen has been serving as President and Chief Executive Officer of Royal Gold Inc., a mining royalty company, since 2006. Previously, Mr. Jensen had served as the President and Chief Operating Officer of Royal Gold Inc. from 2003 to 2006. Mr. Jensen was elected to the board of directors of Royal Gold Inc. in 2004. Prior to joining Royal Gold Inc., Mr. Jensen held various positions with Placer Dome Inc., including engineering and management positions at the Golden Sunlight Mine in Montana, Assistant Mine General Manager of Operations at the La Coipa mine in Chile, Director, Finance and Strategic Growth for Placer Dome Latin America, and Mine General Manager of the Cortez Joint Venture. Mr. Jensen is a mining engineering graduate of the South Dakota School of Mines and Technology and holds a Certificate of Finance from Golden Gate University in San Francisco. In addition, Mr. Jensen is a member of the World Gold Council Board, the National Mining Association Board and Finance Committee, and the Advisory Board of the South Dakota School of Mines and Technology. Mr. Jensen brings to the Board extensive operating knowledge and ongoing experience as an executive of companies involved in the global mining and mineral processing industries.

Craig J. Nelsen
Mr. Nelsen was a founder, and President, Chief Executive Officer and a member of the Board of Directors, of Avanti Mining Inc. (“Avanti”) from May 2007 to October 2013 and was Executive Chairman of Avanti until May 2014. From April 1999 to June 2007, Mr. Nelsen served as the Executive Vice-President, Exploration, for Gold Fields Limited. Mr. Nelsen was the founder, and served as Chairman of the board of directors, of Metallica Resources Inc. from 1994 to 2008, and was Metallica’s Chief Executive Officer from 1994 to 1999. In June 2008, a three company merger between Metallica, Peak Gold, and New Gold Inc. was finalized, forming a larger gold producer known as New Gold Inc., which is listed on both the Toronto Stock Exchange and NYSE MKT. From June 2008 until May 2012, Mr. Nelsen served as a member of the board of directors of New Gold Inc. Mr. Nelsen holds a M.S. degree in geology from the University of New Mexico and a B.A. degree in geology from the University of Montana. Mr.

Nelsen’s experience includes, among other things, his knowledge in mineral property evaluation, including resource and reserve assessment; international mining; mergers and acquisitions; exploration and mine operations; health, safety, environment and community relations; company formation and strategic planning.
Daniel Owiredu
Mr. Owiredu joined Golden Star in September 2006 as Vice President, Operations and was appointed Executive Vice President, Operations and Chief Operating Officer in January 2013. He was subsequently appointed to the Board in November 2014. Mr. Owiredu has over 30 years of experience in the mining sector in Ghana and West Africa, and holds a BSc degree in Mechanical Engineering from the Kwame Nkrumah University of Science & Technology, Kumasi and an MBA degree from Strathclyde Business School in Scotland, UK. Prior to joining Golden Star, Mr. Owiredu was Deputy Chief Operating Officer, Africa for AngloGold Ashanti where he successfully managed the construction and operation of the Bibiani mine as well as the operation of the Siguiri, Obuasi and Fred Rebecca mines. Mr. Owiredu has made a significant contribution to mining in Ghana as the country’s former President of the Chamber of Mines and more recently in his appointment as Chairman of the board of directors of the Ghana Commercial Bank.

Christopher M.T. Thompson
From 1998 through 2002, Mr. Thompson served as Chairman and Chief Executive Officer of Gold Fields Limited, an international gold producer based in South Africa, and as Chairman from 2002 through 2005. Since 2005 to the present, Mr. Thompson served on the boards of several public and private companies. From April 2002 to April 2005 he was the Chairman of the World Gold Council, an industry organization that promotes gold consumption, and from 1991 through 1998 he was the Founder, President and Chief Executive Officer of Castle Group Inc., manager of three privately owned gold mining venture funds. Mr. Thompson has served as director on over 25 public gold mining company boards including recently Ram Power, Corp., and he currently sits on the board of Jacobs Engineering Group Inc. and Geosynfuels, Inc., a privately held energy company. Mr. Thompson is familiar with all aspects of the gold industry from exploration to marketing. He understands the intricacies of international gold producing operations, and also has specific gold mining experience in Ghana. Mr. Thompson’s 20 plus years’ experience in the gold mining investment and venture capital field enables him to provide the Board valuable insight on financial aspects of the industry.

William L. Yeates
Mr. Yeates was one of the founding partners of Hein & Associates LLP (“Hein”). He previously served on Hein’s Executive Committee and was their National Director of Auditing and Accounting for many years. He retired from Hein in 2013. He has over 40 years of auditing experience working with public companies specializing in extractive industries. From 2005 to 2009, Mr. Yeates served on the Financial Accounting Standards Advisory Council. He also has served on: the Professional Practice Executive Committee of the Center for Audit Quality; the Executive Committee of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants (“AICPA”); the SEC Practice Section Executive Committee and the SEC Regulations Committee of the AICPA. In addition to being a Certified Public Accountant, Mr. Yeates holds an MBA in accounting and a B.S. in finance and marketing from the University of Colorado. Mr. Yeates’ extensive experience as an auditor for companies in extractive industries and involvement in numerous accounting committees enables him to provide the Board with valuable insight in the areas of financial reporting and strategic planning.

OFFICERS
The following table sets forth the names of each of the executive officers of Golden Star and all offices held by each of them as of the date of this annual information form.

Name	Office Held
SAMUEL T. COETZER, Ontario, Canada	President and Chief Executive Officer
DANIEL OWIREDU, Greater Accra Region, Ghana	Executive Vice President and Chief Operating Officer
ANDRÉ VAN NIEKERK, Ontario, Canada	Executive Vice President and Chief Financial Officer
MARTIN RAFFIELD, Colorado, USA	Senior Vice President, Technical Services
S. MITCHEL WASEL Western Region, Ghana	Vice President, Exploration
BRUCE HIGSON-SMITH, Colorado, USA	Senior Vice President, Corporate Strategy
KAREN WALSH, Wisconsin, USA	Vice President, People and Organizational Development

The following sets forth biographical information for each of the above officers of Golden Star who is not also a director of Golden Star:

André van Niekerk
Mr. van Niekerk joined Golden Star in 2006. André spent almost five years in Ghana as the head of finance and business operations, after which he was transferred back to the corporate office to take the role of Vice-President & Controller. André was appointed to the role of EVP & CFO in April 2014. While based in Ghana, André was Vice Chairman of the Ghanaian Chamber of Mines Energy Committee and a member of the Chamber of Mines Finance Committee. Prior to joining Golden Star, André spent six years with KPMG serving clients in the mining and oil and gas industries.

Dr. Martin Raffield
Dr. Raffield was hired by Golden Star Resources in August 2011 as Senior Vice President, Technical Services. Prior to this, he worked from June 2007 as Principal Consultant and Practice Leader for SRK Consulting (US) Ltd in Denver. Dr. Raffield started his career in 1992 in South Africa working in geotechnical engineering at a number of deep level gold mines for Johannesburg Consolidated Investments. In 2000, he relocated to Canada with Placer Dome and held the positions of Chief Engineer and Mine Superintendent at their Campbell Mine. Dr. Raffield moved to Breakwater Resources, Myra Falls Operation in 2006 and held the position of Manager of Mining until moving to SRK in 2007. Dr. Raffield has a Ph.D. in geotechnical engineering from the University of Wales and is a Professional Engineer registered in Ontario, Canada.

S. Mitchel Wasel
Mr. Wasel has served as Vice President Exploration since September 2007, prior to which he served the Company as Regional Exploration Manager for West Africa from March 2004. Mr. Wasel served as the Company’s Exploration Manager - Ghana from 2000 to March 2004. Mr. Wasel has acted in various other roles with the Company since 1993 when he commenced his service with the Company as an exploration geologist, where he worked in the Company’s regional exploration program in Suriname and later with the Gross Rosebel project, ultimately as Project Manager. Prior to joining the Company, he worked with several companies in northern Canada in both exploration and mine geology.

Bruce Higson-Smith
Mr. Higson-Smith has served as Senior Vice President, Corporate Strategy since January 2013. Prior to that, he served the Company as Senior Vice President Finance and Corporate Development from January 2012 to January 2013 and Vice President, Corporate Development from September 2003 to January 2012. Mr. Higson-Smith is a qualified mining engineer with over 25 years of experience in the mining business. Following several years in underground mining operations in Africa and after earning an MBA in finance, Mr. Higson-Smith spent 10 years reviewing projects, conducting due diligence, negotiating and structuring mining transactions around the world, initially with the Castle Group, a mining investment management company, and then with Resource Capital Funds. Since joining the Company in 2003, he has been responsible for evaluating and executing M&A opportunities for the Company and also spent a year in Ghana as General Manager of Bogoso.

Karen Walsh
Ms. Walsh has served as Vice President People and Organizational Development since July 2012. Prior to joining the Company, Ms. Walsh did consulting work for six years in the mining industry from September 2007 to July 2012. Prior to that, Ms. Walsh was Vice President, Human Resources for Placer Dome Inc. from 2005 to August 2006. Ms. Walsh has over 25 years of experience in the mining industry with a broad range of human resources expertise including recruiting, succession planning, cultural change initiatives, HR process optimization, project development feasibility studies, global leadership development and performance management.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
To the best of Golden Star’s knowledge, no director or executive officer of Golden Star or a shareholder holding a sufficient number of securities to affect materially the control of Golden Star is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Golden Star) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

CONFLICT OF INTEREST
To the best of Golden Star’s knowledge, and other than as disclosed in this Annual Information Form, in the notes to Golden Star’s financial statements and in management’s discussion and analysis of financial condition and results of operations (“MD&A”), there are no known existing or potential conflicts of interest between Golden Star and any director or officer of Golden Star. Certain of the directors and officers of Golden Star serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Golden Star and their duties as a director or officer of such other companies.
The directors and officers of Golden Star are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and Golden Star will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTERNAL CONTROLS
As a reporting issuer in the United States, the Company must comply with the controls and reporting provisions set out in the Sarbanes-Oxley Act of 2002. As such, the Company has established a control matrix for each mining site (and controls at each corporate level). The Company’s internal controls include policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company and that are intended to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

AUDIT COMMITTEE
AUDIT COMMITTEE CHARTER

The written charter of the Audit Committe is disclosed as Schedule "A" to this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE
The Audit Committee has three members: Robert E. Doyle, Tony Jensen and William L. Yeates, all of whom are independent. All members of the Audit Committee are financially literate for the purposes of National Instrument 52-110 - Audit Committee.

RELEVANT EDUCATION AND EXPERIENCE
See “Directors and Officers - Directors” for the biography of each Audit Committee member, including the education and experience of each Audit Committee member that is relevant to the performance of responsibilities as an Audit Committee member. Each committee member maintains an understanding of the detailed responsibilities of committee membership and the Company’s business, operations and risks.

RELIANCE ON CERTAIN EXEMPTIONS
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on an exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.4 of NI 52-110 (Events Outside Control of Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) or Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on Section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

AUDIT COMMITTEE OVERSIGHT
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

PRE-APPROVAL POLICIES AND PROCEDURES
The Audit Committee has established a policy requiring pre-approval of all permissible non-audit services performed by the independent auditors. Such services may be approved at a meeting or by unanimous written consent of the Audit Committee, or the Audit Committee may delegate to one or more of its members the pre-approval of audit services and permissible non-audit services provided that any pre-approval by such member or members shall be presented to the Audit Committee at each of its scheduled meetings.

EXTERNAL AUDITOR SERVICE FEES
The aggregate fees billed by the Company’s external auditor in the last two fiscal years ended December 31, 2014 and 2013 are as follows:

Financial Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax-Related Fees(3)	All Other Fees(4)	Total
December 31, 2014	$779,737	-	$53,277	$32,540	$865,554
December 31, 2013	$667,880	$118,812	$131,402	-	$918,094
Notes:

(1)
The aggregate audit fees billed for the audit of the financial statements for the financial year indicated, including with respect to the Company’s internal control over financial reporting, quarterly review of financial statements and fees related to review of prospectus and other registration statements.

(2)
Includes fees related to the services provided by the Company’s external auditor that are reasonably related to the performance of the audit or review of financial statements. The fees for 2013 related to services rendered by the Company’s external auditor with respect to the Company’s transition to reporting in accordance with IFRS.

(3)
Includes fees related to assistance in filing annual tax returns and tax planning and any other fees billed for professional services rendered by external auditor for tax compliance, tax advice, and tax planning.

(4)
Includes other fees, any other products and services provided by external auditor, other than services reported above. The fees for 2014 related to services rendered with respect to enterprise risk management.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
There are no material interests, direct or indirect, of any director, executive officer, or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding common shares or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial years or during the current financial year which has materially affected or would materially affect the Company or a subsidiary of the Company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for Golden Star’s common shares is CST Trust Company at its principal offices at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, Canada V6E 3X1 and 320 Bay Street, Toronto, Ontario, Canada M5H 4A6, telephone 1-800-387-0825.
MATERIAL CONTRACTS
The only material contracts entered into by the Company within the financial year ended December 31, 2014 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

•	The Ecobank Loan I. See “General Development of the Business -Three Year History”.

•	The Convertible Debentures. See “General Development of the Business -Three Year History”.

•	The Ecobank Loan II. See “General Development of the Business -Three Year History”.

INTEREST OF EXPERTS
The Company’s independent auditors for fiscal 2014, PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), have audited the consolidated financial statements of Golden Star for the two years ended December 31, 2014. In connection with their audit, PwC has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
Dr. Martin Raffield and Mr. Mitch Wasel are the QPs who supervised the preparation of the property descriptions contained herein and the Company’s mineral reserve and mineral resource estimates as at December 31, 2014. Dr. Raffield and Mr. Wasel are officers of the Company and beneficially owned, directly or indirectly, less than 1% of any class of shares of the Company’s outstanding shares at the time of the preparation of the mineral reserve and resource estimates and the Technical Reports.
ADDITIONAL INFORMATION
Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited consolidated financial statements and the MD&A for the financial year ended December 31, 2014.

SCHEDULE “A”

GOLDEN STAR RESOURCES LTD.
Audit Committee Charter
(Confirmed November 4, 2014)
There shall be a committee of the Board of Directors (the “Board”) of Golden Star Resources Ltd., a Canadian corporation (“Golden Star”), to be known as the Audit Committee (the “Committee”) whose membership, authority and responsibilities shall be as set out in this Charter.
PRIMARY FUNCTION
The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through (a) overseeing the integrity of Golden Star’s financial statements and financial reporting process and Golden Star’s systems of internal accounting and financial controls; (b) overseeing the performance of the internal auditors; (c) recommending the selection of, retaining and monitoring the independence and performance of Golden Star’s outside auditors, including overseeing the audits of Golden Star’s financial statements, and approving any non-audit services; and (d) facilitating communication among the outside auditors, management, internal auditors and the Board.
MEMBERSHIP
Following each annual meeting of the shareholders of Golden Star, the Board shall elect no fewer than three directors (the “Members”) to the Committee and shall appoint one of the Members to chair the Committee. Each Member shall meet the independence requirements imposed by applicable law and stock exchange requirements (the “Listing Rules”).
The Committee may form and delegate authority to subcommittees when and where appropriate.
Any Member may be removed from office or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a director. Each Member shall hold office until the close of the next annual meeting of shareholders of Golden Star or until the Member ceases to be a director, resigns or is removed or replaced, whichever first occurs.
A Member shall be considered independent if (a) he or she is not currently and has not been during the past three years, an employee or executive officer of Golden Star or its subsidiaries, other than as allowed by law and the Listing Rules; (b) he or she has not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from Golden Star or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a Board member; (c) he or she is not an “affiliated person” of Golden Star or any Corporation subsidiary as defined by rules of the Securities and Exchange Commission (“SEC”), including Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Listing Rules; (d) he or she does not have a “material relationship” with Golden Star as defined by National Instrument 52-110 - Audit Committees (“NI 52-110”); and (e) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any applicable body having jurisdiction over Golden Star.
No Member shall have participated in the preparation of the financial statements of Golden Star or its subsidiaries at any time during the past three years.
All Members shall from and after the time of their respective appointments to the Committee have a practical knowledge of finance and accounting and be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by Golden Star’s financial statements. In addition, Members may be required to participate in continuing education if required by applicable law or the Listing Rules.
At least one of the Members shall be a “financial expert” as defined in the applicable SEC and NYSE rules and regulations, and at least one of the Members shall meet the financial sophistication standards under the Listing Rules.
MEETINGS
The Committee shall meet as frequently as is necessary to carry out its responsibilities, but at least quarterly, at such times and location determined by the Committee chairman. The Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the constating documents or bylaws of Golden Star, or (c) applicable law and Listing Rules.
In the absence of the Committee chairman for any meeting, the Members shall elect a chairman from those in attendance to act as chairman of that meeting.
REPORTING
Following meetings of the Committee, the Committee chairman shall report to the Board issues before the Committee and actions taken by the Committee.
RESPONSIBILITIES, DUTIES AND POWERS

1.
The Committee’s principal responsibility is one of oversight. Golden Star’s management is responsible for preparing Golden Star’s financial statements, and Golden Star’s outside auditors are responsible for auditing and reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to Golden Star’s financial statements or any professional certification as to the outside auditors’ work.

2.
The designation or identification of a Member as a “financial expert” or “financially literate” does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a Member of the Committee and Board in the absence of such designation or identification; and the designation or identification of a Member as a “financial expert” or “financially literate” does not affect the duties, obligations, or liability of any other Member or Board member.

3.	The Committee’s specific responsibilities and powers are as set forth below.
General Duties And Responsibilities

•
Periodically review with management and the outside auditors the applicable law and the Listing Rules relating to the qualifications, activities, responsibilities and duties of audit committees and compliance therewith, and also take, or recommend that the Board take, appropriate action to comply with such law and rules.

•	Review, at least annually, the Committee’s duties, responsibilities and performance and determine if any changes in practices of the Committee or amendments to this Charter are necessary.

•
Meet separately at least annually with each of Golden Star’s senior management, including its Chief Financial Officer, Director of Internal Audit, Controller and outside auditors in separate executive sessions to discuss any matters that the Committee or each of these persons believes should be discussed privately.

•
Establish procedures for: (a) the receipt, retention and treatment of complaints received by Golden Star regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Golden Star of concerns regarding questionable business conduct, accounting or auditing matters.

•
Retain, at Golden Star’s expense, independent counsel, accountants or other advisors for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities.

•
Determine the necessary funding for the payment of: (a) compensation to outside auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Golden Star; (b) compensation to any advisors employed by the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

•	Review and approve Golden Star’s hiring policies regarding partners, employees, former partners and former employees of the present and former external auditor of Golden Star.

•	Prepare or approve annual reports of the Committee for inclusion in the management information circular for Golden Star’s annual meetings.

•
Investigate any matter brought to its attention related to reports of improper business conduct, financial, accounting and audit matters and have full access to all books, records, facilities and personnel of Golden Star.

•	Undertake such additional responsibilities as from time to time may be delegated to it by the Board, required by Golden Star’s articles or bylaws or required by law or Listing Rules.
Auditor Independence

•
Be directly responsible for the recommendation of, appointment of, compensation, retention, termination and oversight, subject to the requirements of applicable law, of the work of any outside auditor engaged by Golden Star for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The outside auditors shall report directly to the Committee.

•
Receive from the outside auditors, review and discuss not less frequently than annually, a formal written statement delineating all relationships between the outside auditors and Golden Star which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively discuss any disclosed relationships or services that may impact the objectivity and independence of the outside auditors and take appropriate action to satisfy itself of the independence of the auditors.

•
Pre-approve all engagement letters and fees for all auditing services (including providing comfort letters in connection with securities offerings) and permitted non-audit services performed by the outside auditors, subject to any de minimus exception under Section 10A(i)(1)(B) of the Exchange Act and Section 2.4 under NI 52-110 and any rules promulgated thereunder. Pre-approval authority may be delegated to one or more independent Members, and any such Member shall report any decisions to the full Committee at its next scheduled meeting. The Committee shall not approve an engagement of outside auditors to render non-audit services that are prohibited by law or the Listing Rules.

•
Obtain annual assurance from the outside auditors that they (a) have complied with Section 10A (Audit Requirements), of the Exchange Act and the rules promulgated thereunder, and (b) they know of no violation of Rule 13b2‑2 (Representations and Conduct in Connection with the Preparation of Required Reports and Documents) of the Exchange Act having occurred.

•
Review with the outside auditors, at least annually, the auditors’ internal quality control procedures and any material issues raised by the most recent internal quality peer review of the outside auditors.

Internal Control and Compliance with Corporate Business Conduct Or Ethics Policies

•
Review annually the adequacy and quality of Golden Star’s financial and accounting staff, the need for and scope of internal audit reviews, and the plan, budget and the designations of responsibilities for any internal audit.

•	Review the performance and material findings of internal audit reviews.

•
Review annually, evaluate and discuss with the outside auditors, management and internal audit, management’s report on internal controls over financial reporting and the related auditor’s report, when and as required by Section 404 of the Sarbanes-Oxley Act and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Discuss any significant deficiencies in the design or operation of the Company’s internal controls, material weaknesses in internal controls, any fraud (regardless of materiality), as well as any significant changes in internal controls implemented by management during the most recent reporting period. Determine whether any internal control recommendations made by outside auditors have been implemented by management.

•
Review major financial risk exposures and the guidelines, policies and insurance that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. Receive reports from officers responsible for oversight of any particular financial risks within the Golden Star upon change of any relevant policy, practice or circumstance within their department.

•
Review and evaluate at least annually Golden Star’s policies and procedures for maintaining and investing cash funds and for hedging (metals, foreign currency, etc.) as detailed in the corporate treasury policy. Approve any variations from the corporate treasury policy that may be required from time to time.

•
Evaluate whether management is setting the appropriate tone at the top by communicating the importance of: internal controls; ethics and conduct codes; and ensuring that all supervisory and accounting employees understand their roles and responsibilities with respect to internal controls.

•	Review with outside auditors and legal counsel, as the Committee deems appropriate, actions taken to ensure compliance with the code of ethics or conduct for Golden Star established by the Board.
Annual And Interim Financial Statements

•
Review, evaluate and discuss with Golden Star’s management and outside auditors (a) the nature and extent of any significant changes in Canadian accounting principles including under international financial reporting standards (“IFRS”), (b) the application of accounting principles and significant accounting and reporting principles, (c) practices and procedures applied in preparing the financial statements, (d) all critical accounting policies and practices to be used, (e) any major changes to Golden Star’s accounting or reporting principles, practices or procedures, including those required or proposed by professional or regulatory pronouncements and actions, as brought to its attention by management or the outside auditors, (f) information related to significant unusual transactions, including the business rationale for such transactions, and (g) any material written communications between the outside auditors and management, such as any management letter or schedule of unadjusted differences.

•
Review and discuss with outside auditors alternative treatments of financial information under generally accepted accounting principles including IFRS, including pro forma financial information, the ramifications of each treatment and the method preferred by the outside auditors.

•
Review the scope, plan and procedures to be used on the annual audit and receive confirmation from the outside auditors that no limitations have been placed on the scope or nature of their audit scope, plan or procedures.

•
Review the results of any difficulties, differences or disputes with management encountered by the outside auditors during the course of the audit or reviews and be responsible for overseeing the resolution of such difficulties, differences and disputes.

•
Review, evaluate and discuss with the outside auditors and management Golden Star’s audited annual financial statements and other information that is to be included in Golden Star’s annual information form, annual financial statements and the Form 40-F (or such other annual report as may be required by the rules and regulations of the SEC), including the disclosures in respect of Golden Star’s “management’s discussion and analysis of financial condition and results of operations”, and the results of the outside auditors’ audit of Golden Star’s annual financial statements, including the accompanying notes, and the outside auditors’ report, and determine whether to recommend to the Board that the financial statements are satisfactory in form and substance for filing on SEDAR and with the SEC. Review and discuss with the outside auditors and management Golden Star’s quarterly financial statements and other information to be included in Golden Star’s quarterly management discussion and analysis of financial condition and results of operations, prior to filing such reports on SEDAR and with the SEC.

Related Party Transactions

•	Review and oversee any transaction exceeding US$120,000 or otherwise material to Golden Star involving Golden Star and a related party, and review any other related party transactions.
Earnings Press Releases

•
Review and discuss with management and the outside auditors prior to release all earnings press releases of Golden Star, as well as any financial information and/or earnings guidance, if any, to be provided by Golden Star to analysts and rating agencies.

*…*…*